SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of June 2022

Commission File Number: 001-15264
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Aluminum Corporation of China Limited
(Translation of registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

EXHIBITS Exhibit Number
99.1	ANNOUNCEMENT - PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION, RULES OF PROCEDURES FOR SHAREHOLDERS' MEETING AND RULES OF PROCEDURES FOR THE BOARD MEETING

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date June 21, 2022	By /s/ Liu Jianping Name: Liu Jianping Title: Chairman

Exhibit 99.1

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8322
*	Website: http://www.chalco.com.cn
*	Contact person: Ge Xiaolei, Company Secretary

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

ANNOUNCEMENT
PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION, RULES OF PROCEDURES FOR SHAREHOLDERS' MEETING AND RULES OF PROCEDURES FOR THE BOARD MEETING

On 21 June 2022, as considered and approved at the first meeting of the eighth session of the board of directors (the "**Board**") of Aluminum Corporation of China Limited* (the "**Company**"), in accordance with the latest revised Guidelines on the Articles of Association of Listed Companies (Revised 2022), the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange (Revised January 2022), the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and other relevant laws, regulations and normative documents, taking into account the actual situation of the Company, the Board proposed to make amendments to the relevant articles of the articles of association of the Company (the "**Articles of Association**"), the Rules of Procedures for Shareholders' Meeting of Aluminum Corporation of China Limited* (the "**Rules of Procedures for Shareholders' Meeting**") and the Rules of Procedures for The Board Meeting of Aluminum Corporation of China Limited* (the "**Rules of Procedures for the Board Meeting**"). The particulars of the proposed amendments are set out in the Appendix I, Appendix II and Appendix III of this announcement.

The Board is of the opinion that, the proposed amendments to the Articles of Association, the Rules of Procedures for Shareholders' Meeting and the Rules of Procedures for the Board Meeting of the Company are in the interests of the Company and its Shareholders.

The proposed amendments to the Articles of Association, the Rules of Procedures for Shareholders' Meeting and the Rules of Procedures for the Board Meeting shall be subject to the consideration and approval of shareholders of the Company at the general meeting of the Company before coming into effect. The Company will dispatch the circular containing, among other things, the details of the proposed amendments to the Articles of Association, the Rules of Procedures for Shareholders' Meeting and the Rules of Procedures for the Board Meeting to the shareholders of the Company as soon as practicable.

By order of the Board
Aluminum Corporation of China Limited*
Liu Jianping
Chairman

Beijing, the PRC
21 June 2022

As at the date of this announcement, the members of the Board comprise Mr. Liu Jianping, Mr. Zhu Runzhou, Mr. Ou Xiaowu and Mr. Jiang Tao (Executive Directors); Mr. Zhang Jilong and Mr. Chen Pengjun (Non-executive Directors); Mr. Qiu Guanzhou, Mr. Yu Jinsong and Ms. Chan Yuen Sau Kelly (Independent Non-executive Directors).

* *For identification purpose only*

APPENDIX I PARTICULARS OF PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION*

Original Articles	Amended Articles
Article 12: In accordance with the relevant regulations of the Party Constitution and the Company Law, organizations of the Communist Party of China (hereinafter the "Party") shall be established; the Party Committee shall play the **core** leadership role, providing direction, managing the overall situation and ensuring implementation. The working organs of the Party shall be established, equipped with sufficient staff to deal with Party affairs and provided with sufficient funds to operate the Party organization.	Article 12: In accordance with the relevant regulations of the Party Constitution and the Company Law, organizations of the Communist Party of China (hereinafter the "Party") shall be established; the Party Committee shall play the leadership role, providing direction, managing the overall situation and **promoting implementation**. The working organs of the Party shall be established, equipped with sufficient staff to deal with Party affairs and provided with sufficient funds to operate the Party organization.
Article 13: The business purpose of the Company is: to maximize the shareholders' interests, establish the management system and operational mechanism that are in line with international standards, strengthen the management, improve the efficiency; improve the technological content of products guided by the market and via product upgrades and technical innovations, continue reducing the costs, expanding the market share, thus, to improve the Company's overall competitiveness.	Article 13: The business purpose of the Company is: to maximize the shareholders' interests, **implement law-based governance of the Company**, establish the management system and operational mechanism that are in line with international standards, strengthen the **professional** management, improve the efficiency **and effectiveness**; improve the technological content of products guided by the market and via product upgrades and technical innovations, continue reducing the costs, expanding the market share, thus, to improve the Company's overall competitiveness.

Original Articles	Amended Articles
Article 15: The Company may, based on business development demand, establish wholly owned subsidiaries and holding companies, branches, offices and other branches. **The subsidiary name should begin with "Chalco", the abbreviation for Aluminum Corporation of China Limited. The branch name should begin with the full name of "Aluminum Corporation of China Limited".** Subject to the approval by relevant government agencies, the Company may adjust its form and scope of business timely, and may establish branches (no matter whether or not it is wholly owned) and offices inside and outside the People's Republic of China as well as in Hong Kong, Macao or Taiwan according to the business development demand.	Article 15: The Company may, based on business development demand, establish wholly owned subsidiaries and holding companies, branches, offices and other branches. Subject to the approval by relevant government agencies, the Company may adjust its form and scope of business timely, and may establish branches (no matter whether or not it is wholly owned) and offices inside and outside the People's Republic of China as well as in Hong Kong, Macao or Taiwan according to the business development demand.

Original Articles	Amended Articles
Article 22: The Company publicly issued 2,749,889,968 shares of overseas listed foreign investment shares (H shares) after the establishment of the Company, in which, there are 2,499,900,153 shares of new shares and 249,989,815 shares of stock shares sold by part of shareholders. ……	Article 22： The Company publicly issued 2,749,889,968 shares of overseas listed foreign investment shares (H shares) after the establishment of the Company, in which, there are 2,499,900,153 shares of new shares and 249,989,815 shares of stock shares sold by part of shareholders. …… **With the approval of the Shareholders' General Meeting of the Company and the approval of the relevant department of the State Council, the Company completed the registration procedures for new shares under the 2021 Restricted Share Incentive Scheme in June 2022. Upon completion of the additional new shares, the share capital structure of the Company is as follows: 17,134,943,251 ordinary shares, of which 13,190,977,283 shares are held by holders of A shares, representing 76.98% of the total issued ordinary shares of the Company; and 3,943,965,968 shares are held by holders of overseas listed foreign shares, representing 23.02% of the total issued ordinary shares of the Company.**

Original Articles	Amended Articles
Article 23: After the Company's plan for the offering of domestic investment shares and overseas listed foreign investment shares has been approved by the CSRC, the Board of Directors of the Company may arrange for implementation of such plan by means of separate issues. The Company's plans for the offerings of domestic investment shares and overseas listed foreign investment shares in accordance with the preceding paragraph may be implemented separately within 15 months from the date of approval by the China Securities Regulatory Commission (the "CSRC").	Article 23: After the Company's plan for the offering of domestic investment shares and overseas listed foreign investment shares has been approved by the CSRC, the Board of Directors of the Company may arrange for implementation of such plan by means of separate issues. The Company's plans for the offerings of domestic investment shares and overseas listed foreign investment shares in accordance with the preceding paragraph may be implemented separately **within the validity period of approval** from the date of approval by the China Securities Regulatory Commission (the "CSRC").
Article 25: The registered capital of the Company is RMB17,022,672,951.	Article 25: The registered capital of the Company is RMB**17,134,943,251**.
Article 30: The Company may, in the following circumstances, buy back its own outstanding shares in compliance with the requirements provided for in relevant State laws and regulations, regulatory requirements or these Articles of Association, after approval by relevant State authorities: (1) reduction of its registered capital; (2) merger with another company holding shares of the Company; (3) use of shares for employee shareholding scheme or as equity incentive; (4) a shareholder opposes a resolution on the merger or division of the Company adopted at a Shareholders' General Meeting and requests that the Company purchase his or her shares;	Article 30: **The Company shall not repurchase its own shares other than under any of the following circumstances:** (1) reduction of its registered capital; (2) merger with another company holding shares of the Company; (3) use of shares for employee shareholding scheme or as equity incentive; (4) a shareholder opposes a resolution on the merger or division of the Company adopted at a Shareholders' General Meeting and requests that the Company purchase his or her shares; (5) use of shares for conversion of corporate bonds which are convertible into shares issued by the Company;

Original Articles	Amended Articles
(5) use of shares for conversion of corporate bonds which are convertible into shares issued by the Company; (6) where it is necessary to safeguard the value of the Company and the rights and interests of its shareholders; (7) other circumstances required in laws or administrative regulations. If the Company buys back its own outstanding shares, it shall do by the provisions set forth from Article 31 to Article 34 of these Articles of Association.	(6) where it is necessary to safeguard the value of the Company and the rights and interests of its shareholders; (7) other circumstances required in laws or administrative regulations. If the Company buys back its own outstanding shares, it shall do by the provisions set forth from Article 31 to Article 34 of these Articles of Association.
Article 32: If the Company is to buy back shares by agreement outside a stock exchange, prior approval shall be obtained from the Shareholders' General Meeting in accordance with these Articles of Association. Upon prior approval by the Shareholders' General Meeting obtained in the same manner, the Company may terminate or vary a contract concluded in the manner set forth above or waive any of its rights under such contract. For the purposes of the preceding paragraph, "contracts for the buyback of shares" shall include (but not be limited to) agreements whereby buyback obligations are undertaken and buyback rights are acquired. The Company may not transfer a contract for the buyback of its own shares or any of its rights thereunder. **With respect to redeemable shares which the Company has the right to buy back, if the buyback is to be made in a manner other than through the market or by tender, the buyback price must be limited to a maximum price; if the buyback is to be made by tender, tenders shall be available to all shareholders alike under same conditions.**	Article 32: If the Company is to buy back shares by agreement outside a stock exchange, prior approval shall be obtained from the Shareholders' General Meeting in accordance with these Articles of Association. Upon prior approval by the Shareholders' General Meeting obtained in the same manner, the Company may terminate or vary a contract concluded in the manner set forth above or waive any of its rights under such contract. For the purposes of the preceding paragraph, "contracts for the buyback of shares" shall include (but not be limited to) agreements whereby buyback obligations are undertaken and buyback rights are acquired. The Company may not transfer a contract for the buyback of its own shares or any of its rights thereunder.

Original Articles	**Amended Articles**
Article 43: If a director, supervisor, the Manager or other senior management staff of the Company, or a holder of at least 5 percent of the shares of the Company, sells the shares of the Company that he or she holds within six months after acquiring the same, or buys such shares back within six months after selling the same, the gains obtained therefrom shall belong to the Company and the Board of Directors of the Company shall recover such gains from him or her. However, a securities company that underwrote shares on a firm commitment basis and which, after purchasing the shares remaining after the sale, holds at least 5 percent of the shares shall not be subject to the six-month time limit when selling such shares. If the Board of Directors of the Company fails to act in accordance with the preceding paragraph, shareholders shall have the right to demand that the Board of Directors act within 30 days. If the Board of Directors of the Company fails to act within such time period, shareholders shall have the right, in the interests of the Company, to directly institute a legal action in a court in their own name. If the Board of Directors of the Company fails to act in accordance with the first paragraph, the responsible directors shall be jointly and severally liable in accordance with the laws.	Article 43: If a director, supervisor, the **President** or other senior management staff of the Company, or a holder of at least 5 percent of the shares of the Company, sells the shares of the Company that he or she holds within six months after acquiring the same, or buys such shares back within six months after selling the same, the gains obtained therefrom shall belong to the Company and the Board of Directors of the Company shall recover such gains from him or her. However, a securities company that underwrote shares on a firm commitment basis and which, after purchasing the shares remaining after the sale, holds at least 5 percent of the shares shall not be subject to the six-month time limit when selling such shares. **Directors, supervisors, President and other senior management of the Company shall report to the Company their shareholdings in the Company and changes thereof, and shall not transfer more than 25% of the total number of shares of the Company they hold each year during their terms of office; they shall not transfer the shares of the Company they hold within half a year after they leave their positions; if they leave their positions before the expiration of their terms of office, they shall not transfer more than 25% of the total number of shares of the Company they hold each year before the expiration of their original terms of office and within six months after the expiration of their original terms of office.** **The shares held by directors, supervisors, President and other senior management and natural person shareholders referred to in the preceding paragraph include the shares held by their spouses, parents and children and held in others' accounts.**

Original Articles	Amended Articles
	If the Board of Directors of the Company fails to act in accordance with the preceding paragraph, shareholders shall have the right to demand that the Board of Directors act within 30 days. If the Board of Directors of the Company fails to act within such time period, shareholders shall have the right, in the interests of the Company, to directly institute a legal action in a court in their own name. If the Board of Directors of the Company fails to act in accordance with the first paragraph, the responsible directors shall be jointly and severally liable in accordance with the laws.
Article 48: No changes resulting from share transfers may be made to the register of shareholders within 30 days prior to a Shareholders' General Meeting or 5 days prior to the date of record set by the Company for the purpose of distribution of dividends.	Article 48: **Where laws, regulations, departmental rules, regulatory documents and securities regulatory authorities of the place where the Company's shares are listed stipulate on the period of closure of the register of members prior to a Shareholders' General Meeting or the record date set by the Company for the purpose of distribution of dividends, such provisions shall prevail.** **The register of holders of overseas listed foreign shares listed in Hong Kong shall not be closed for more than 30 days in total within one year, but may be extended for a further period of up to 30 days upon approval by the Shareholders' General Meeting. If the Company receives an application for inspection of the register of members during the aforesaid period of closure of the register of members, it shall, at the request of the applicant, issue a certificate signed by the company secretary, specifying the approval authority and the period for closure of the register of members.**

Original Articles	Amended Articles
Article 54: The Company's shareholders are persons that lawfully hold shares of the Company and whose names are entered in the register of shareholders. Shareholders shall enjoy rights and bear obligations according to the class and quantity of shares held by them. Holders of shares of the same class shall enjoy equal rights and bear equal obligations. For the joint shareholders, if one of the joint shareholders has passed away, the surviving shareholders shall be deemed by the Company to have the ownership of the related shares, but the Board of Directors is entitled to ask for the provision of the suitable death certificate for the purpose of revision of the register of shareholders. For the joint shareholders of any classes of shares, only the first named shareholder in the register of shareholders has the right to receive the share certificates of the related shares, receive the notice of the Company, attend the Shareholders' General Meeting and exercise his or her voting right; while, any notice delivered to the said shareholder shall be deemed as the notice has been delivered to all of the joint shareholders of the related shares. **The Company may not exercise any power to freeze or otherwise impair any of the rights attached to any share by reason only that the person who is interested directly or indirectly therein has failed to disclose his or her interests to the Company.**	Article 54: The Company's shareholders are persons that lawfully hold shares of the Company and whose names are entered in the register of shareholders. Shareholders shall enjoy rights and bear obligations according to the class and quantity of shares held by them. Holders of shares of the same class shall enjoy equal rights and bear equal obligations. For the joint shareholders, if one of the joint shareholders has passed away, the surviving shareholders shall be deemed by the Company to have the ownership of the related shares, but the Board of Directors is entitled to ask for the provision of the suitable death certificate for the purpose of revision of the register of shareholders. For the joint shareholders of any classes of shares, only the first named shareholder in the register of shareholders has the right to receive the share certificates of the related shares, receive the notice of the Company, attend the Shareholders' General Meeting and exercise his or her voting right; while, any notice delivered to the said shareholder shall be deemed as the notice has been delivered to all of the joint shareholders of the related shares.

Original Articles	Amended Articles
Article 61: The Shareholders' General Meeting shall exercise the following functions and powers: …… **(13) to pass resolutions on matters relating to the share-related remuneration (such as placement of shares or stock option, etc.) of the employees;** (14) to consider and approve matters relating to the purchase and/or sale by the Company within one year of material assets valued at more than 25 percent of the Company's total assets; (15) to pass resolutions on matters relating to the security for third parties that laws, administrative regulations and the Company's Articles of Association require to be resolved by the Shareholders' General Meeting; (16) to consider and approve changes in the use of raising funds; (17) to consider and approve employee shareholding schemes or equity incentive schemes; (18) other matters that laws, administrative regulations, departmental rules or the Company's Articles of Association require to be resolved by the Shareholders' General Meeting. The Shareholders' General Meeting may delegate or entrust relevant matters to be handled by the Board of Directors.	Article 61: The Shareholders' General Meeting shall exercise the following functions and powers: …… **(13)** to decide on transactions in which the amount of material assets purchased or sold by the Company within one year exceeds 25% of **the latest audited total assets** of the Company; **(14)** to pass resolutions on matters relating to the security for third parties that laws, administrative regulations and the Company's Articles of Association require to be resolved by the Shareholders' General Meeting; **(15)** to consider and approve changes in the use of raising funds; **(16)** to consider and approve the employee stock ownership plan, stock incentive plan **or other share-based compensation (such as allotment or share options, etc.) granted to employees**; **(17)** other matters that laws, administrative regulations, departmental rules or the Company's Articles of Association require to be resolved by the Shareholders' General Meeting. The Shareholders' General Meeting may delegate or entrust relevant matters to be handled by the Board of Directors.

Original Articles	Amended Articles
Article 62: Any external guarantee matters of the Company shall be passed by through deliberation by the Board of Directors. The following guarantee matters after the deliberation by the Board of Directors shall be submitted to the Shareholders' General Meeting for approval: (1) any guarantee provided after the total guarantee amount of the Company and its holding subsidiaries **reaches or** exceeds 50 percent of the latest audited net assets; (2) any guarantee provided for those whose asset to liability ratio exceeds 70 percent; (3) any guarantee with a single amount guaranteed exceeding 10 percent of the latest audited net assets; (4) security to be provided for a shareholder, the actual controller or a connected person thereof; (5) any guarantee provided after the total guaranteed amount of the Company reaches or exceeds 25 percent of the latest audited net assets; (6) other provisions of security that laws, administrative rules and regulations, as well as these Articles of Association specify to be submitted to the Shareholders' General Meeting for approval. If a director, the Manager or other senior officer violates a provision on the approval authority or consideration procedure for the provision of security to third parties as specified in laws or these Articles of Association, thereby causing the Company to sustain a loss, he or she shall be held liable for damages and the Company may institute a legal action against him or her in accordance with the laws.	Article 62: Any external guarantee matters of the Company shall be passed by through deliberation by the Board of Directors. The following guarantee matters after the deliberation by the Board of Directors shall be submitted to the Shareholders' General Meeting for approval: (1) any guarantee provided after the total guarantee amount of the Company and its holding subsidiaries exceeds 50 percent of the latest audited net assets; (2) any guarantee provided for those whose asset to liability ratio exceeds 70 percent; (3) any guarantee with a single amount guaranteed exceeding 10 percent of the latest audited net assets; (4) security to be provided for a shareholder, the actual controller or a connected person thereof; **(5) any guarantee provided after the gross amount of external guarantees of the Company exceeds 30% of its latest audited total assets;** **(6) any guarantee provided by the Company within one year of which the amount exceeds 30% of its latest audited total assets;** (7) other guarantee matters to be submitted to General Meeting for review and approval as required by laws, administrative regulations and the Articles of Association of the Company. If a director, **the President** or other senior officer violates a provision on the approval authority or consideration procedure for the provision of security to third parties as specified in laws or these Articles of Association, thereby causing the Company to sustain a loss, he or she shall be held liable for damages and the Company may institute a legal action against him or her in accordance with the laws.

Original Articles	Amended Articles
Article 63: The matters that shall be decided by the Shareholders' General Meeting in accordance with the laws, the administrative regulations and rules, as well as the Articles of Association must be reviewed by the Shareholders' General Meeting, in order to protect the decision-making power of the Company's shareholders on such matters. When necessary and reasonable, the Shareholders' General Meeting may authorize the Board of Directors to decide to the extent authorized on specific matters that relate to the matters to be resolved and that cannot be promptly decided on at the Shareholders' General Meeting. As for the authorization of the Board of Directors by the Shareholders' General Meeting, the ordinary resolutions of the Shareholders' General Meeting shall be adopted by shareholders in attendance (including proxies) holding at least half of the voting rights; the special resolutions of the Shareholders' General Meeting shall be adopted by shareholders in attendance (including proxies) holding at least two-thirds of the voting rights. The content of authorization should be clear and specific.	Article 63: The matters that shall be decided by the Shareholders' General Meeting in accordance with the laws, the administrative regulations and rules, **departmental rules** as well as the Articles of Association must be reviewed by the Shareholders' General Meeting, in order to protect the decision-making power of the Company's shareholders on such matters. When **lawful**, necessary and reasonable, the Shareholders' General Meeting may authorize the Board of Directors to decide to the extent authorized on specific matters that relate to the matters to be resolved and that cannot be promptly decided on at the Shareholders' General Meeting. As for the authorization of the Board of Directors by the Shareholders' General Meeting, the ordinary resolutions of the Shareholders' General Meeting shall be adopted by shareholders in attendance (including proxies) holding at least half of the voting rights; the special resolutions of the Shareholders' General Meeting shall be adopted by shareholders in attendance (including proxies) holding at least two-thirds of the voting rights. The content of authorization should be clear and specific.

Original Articles	Amended Articles
Article 65: Shareholders' general meetings can be divided into annual shareholders' general meetings and extraordinary shareholders' general meetings. Annual meetings shall be convened once a year and shall be held within six months following the preceding fiscal year. The Board of Directors shall convene an extraordinary shareholders' general meeting within two months after the occurrence of any of the following circumstances: (1) the number of directors is less than the number provided for in the Company Law or less than two-thirds prescribed in the Articles of Association of the Company; (2) the losses of the Company that have not been made up reach one-third of the total share capital of the Company; (3) upon the request of a shareholder who alone has held or shareholders who together have held at least 10 percent (including 10 percent) of the shares of the Company **for at least 90 days in succession** (the shareholding referred to above shall be calculated as of the day on which the written request is made); (4) The Board of Directors considers that there is a need or the Board of Supervisors proposes a meeting; **The amount of the shareholding shall be based on the date of the written proposal in the case of preceding paragraph (3).**	Article 65: Shareholders' general meetings can be divided into annual shareholders' general meetings and extraordinary shareholders' general meetings. Annual meetings shall be convened once a year and shall be held within six months following the preceding fiscal year. The Board of Directors shall convene an extraordinary shareholders' general meeting within two months after the occurrence of any of the following circumstances: (1) the number of directors is less than the number provided for in the Company Law or less than two-thirds prescribed in the Articles of Association of the Company; (2) the losses of the Company that have not been made up reach one-third of the total share capital of the Company; (3) upon the request of a shareholder who alone has held or shareholders who together have held at least 10 percent (including 10 percent) of the shares of the Company (the shareholding referred to above shall be calculated as of the day on which the written request is made); (4) The Board of Directors considers that there is a need or the Board of Supervisors proposes a meeting.

Original Articles	Amended Articles
Article 66: When the Company is to hold a general shareholders' meeting, it shall issue a written notice 45 days (including the meeting day) prior to the meeting informing all the registered shareholders of the matters to be considered at and the date and place of the meeting. Shareholders that intend to attend the meeting shall, within 20 days prior the day on which the meeting is to be held, serve a written reply on the Company stating that they will attend the meeting. Based on the written replies received **20 days** before the Shareholders' General Meeting is to be held, the Company shall calculate the number of voting shares represented by the shareholders intending to attend the meeting. **If the number of voting shares represented by the shareholders intending to attend the meeting is not less than half of the total number of the Company's voting shares, the Company may hold the Shareholders' General Meeting. If not, the Company shall, within five days, inform the shareholders once again of the matters to be considered at and the date and place of the meeting in the form of a public announcement. After such notification by public announcement, the Company may hold the Shareholders' General Meeting.**	Article 66: When the Company is to hold a general shareholders' meeting, **the convener** shall**, by way of announcement,** 45 days (including the meeting day) prior to the meeting, inform all the registered shareholders of the matters to be considered at and the date and place of the meeting. Shareholders that intend to attend the meeting shall, **on the date set forth in the announcement**, serve a written reply on the Company stating that they will attend the meeting. Based on the written replies received, the Company shall calculate the number of voting shares represented by the shareholders intending to attend the meeting.

Original Articles	Amended Articles
Article 70: The notice of a Shareholders' General Meeting shall: (1) be made in writing; (2) specify the place, date and time of the meeting; (3) describe the matters to be discussed at the meeting; …… (7) contain conspicuously a statement that all shareholders are entitled to attend and vote, that they may appoint one or more proxies in writing to attend and vote at such meeting on their behalves and that such proxies need not be shareholders; (8) state the time and place for serving the instruments of appointment for voting at the meeting.	Article 70: The notice of a Shareholders' General Meeting shall: (1) be made in writing; (2) specify the place, time and **term of the meeting;** (3) describe the matters **and proposals** to be discussed at the meeting; …… (7) contain conspicuously a statement **that all shareholders of ordinary shares (including shareholders of preference shares with restored voting rights) are entitled to attend the Shareholders' General Meeting, and may appoint proxy(ies) in writing to attend and vote at the meeting on their behalves**. Shareholders entitled to attend and vote are entitled to appoint one or more proxies to attend and vote on their behalves, and that such proxies need not be shareholders **of the Company;** (8) state the time and place for serving the instruments of appointment for voting at the meeting. **(9) specify the record date for shareholders who are entitled to attend the Shareholders' General Meeting;** **(10) state the name and telephone number of the regular contact person of the meeting;** **(11) specify the time and procedures for voting online or by other means.**

Original Articles	Amended Articles
Article 74: The instrument appointing a voting proxy shall be deposited at the domicile of the Company or at such other place as specified in the notice of the meeting within 24 hours prior to the meeting at which the proxy is authorized to vote or 24 hours prior to the specified time of the vote. If the instrument is signed by another person authorized by the principal, the power of attorney or other document authorizing the signature shall be notarized. The notarized power of attorney or other authorizing document shall be deposited together with the instrument appointing the voting proxy at the domicile of the Company or at such other place as specified in the notice of the meeting. If the principal is a legal person, its legal representative or the person authorized by a resolution of its Board of Directors or other decision-making body shall attend the Shareholders' General Meeting of the Company as the representative of such legal person.	Article 74: The instrument appointing a voting proxy shall be deposited at the domicile of the Company or at such other place as specified in the notice of the meeting within 24 hours prior to the meeting at which the proxy is authorized to vote or 24 hours prior to the specified time of the vote. If the instrument is signed by another person authorized by the principal, the power of attorney or other document authorizing the signature shall be notarized. The notarized power of attorney or other authorizing document shall be deposited together with the instrument appointing the voting proxy at the domicile of the Company or at such other place as specified in the notice of the meeting. If the principal is a legal person, its legal representative or the person authorized by a resolution of its Board of Directors or other decision-making body shall attend the Shareholders' General Meeting of the Company as the representative of such legal person. **Where the shareholder is a recognised clearing house (or its proxy) within the meaning of the Securities and Futures Ordinance of Hong Kong, the shareholder may authorise a representative of the Company or one or more persons as it thinks fit to act as its representative (s) at any Shareholders' General Meeting or any class meeting of shareholders or creditors' meeting provided that the proxy (ies) shall have the same statutory rights as other shareholders, including the right to speak and vote; however, if more than one person is so authorised, the power of attorney shall specify the number and class of shares in respect of which each such person is so authorised. The persons so authorised may exercise the rights on behalf of the recognised clearing house (or its agent) as if they were the individual shareholders of the Company**.

Original Articles	Amended Articles
Article 79: The Board of Directors, the independent directors and qualified shareholders have the right to solicit voting rights (in accordance with the standard issued by the authorized supervising department from time to time) from shareholders at the Shareholders' General Meeting. The public solicitation of voting rights shall be done in compliance with the provisions of the relevant regulatory authorities and the stock exchange where the Company's shares are listed and traded.	Article 79: The Board of Directors, independent directors, **shareholders holding more than one percent of the voting shares or investor protection institutions established in accordance with laws, administrative regulations or the provisions of the CSRC may act as soliciting parties, either by themselves or by entrusting securities companies or securities service institutions, to publicly request shareholders to appoint them to attend the Shareholders' General Meeting on their behalves, and to exercise shareholders' rights such as proposal rights and voting rights on their behalves.** The public solicitation of **rights** shall be done in compliance with the provisions of the relevant regulatory authorities and the stock exchange where the Company's shares are listed and traded.
Article 80: Resolutions of the Shareholders' General Meeting are divided into ordinary resolutions and special resolutions. Ordinary resolutions of the Shareholders' General Meeting shall be adopted by shareholders in attendance (including proxies) holding at least half of the voting rights. Special resolutions of the Shareholders' General Meeting shall be adopted by shareholders in attendance (including proxies) holding at least two-thirds of the voting rights. The shareholders (including their proxies) attending the meeting shall clearly show approval or objection to every matter to be voted on. As for the unpolled vote or abstention, the Company will not treat it as the vote with voting right when calculating the voting result of this matter.	Article 80: Resolutions of the Shareholders' General Meeting are divided into ordinary resolutions and special resolutions. Ordinary resolutions of the Shareholders' General Meeting shall be adopted by shareholders in attendance (including proxies) holding at least half of the voting rights. Special resolutions of the Shareholders' General Meeting shall be adopted by shareholders in attendance (including proxies) holding at least two-thirds of the voting rights. The shareholders (including their proxies) attending the meeting shall **express one of the following opinions on the proposals submitted for voting: for, against or abstention.** As for the unpolled vote or abstention, the Company will not treat it as the vote with voting right when calculating the voting result of this matter.

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Article 81: When shareholders (including proxies) vote at the Shareholders' General Meeting, they shall exercise their voting rights according to the number of voting shares that they represent. Except for the cumulative voting system adopted by the directors or supervisors provided in Article 110 of these Articles of Association, each share shall have one vote. No voting rights shall be attached to the Company shares held by the Company, and such shares shall not be counted among the total number of voting shares present at the Shareholders' General Meeting. Subject to the applicable listing rules as amended from time to time, where any shareholder is required to abstain from voting on any particular matter being considered or restricted to voting only for or only against any particular matter being considered, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.	Article 81: When shareholders (including proxies) vote at the Shareholders' General Meeting, they shall exercise their voting rights according to the number of voting shares that they represent. Except for the cumulative voting system adopted by the directors or supervisors provided in Article 110 of these Articles of Association, each share shall have one vote. No voting rights shall be attached to the Company shares held by the Company, and such shares shall not be counted among the total number of voting shares present at the Shareholders' General Meeting. Subject to the applicable listing rules as amended from time to time, where any shareholder is required to abstain from voting on any particular matter being considered or restricted to voting only for or only against any particular matter being considered, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted. **If the purchase of the voting shares of the Company by a shareholder violates the provisions of paragraphs 1 and 2 of Article sixty-three of the Securities Law, such shares in excess of the prescribed proportion shall not exercise the voting rights within thirty-six months after the purchase, and shall not be included in the total number of voting shares represented by shareholders attending the Shareholders' General Meeting.**

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Article 87: Decisions of the Shareholders' General Meeting on any of the following matters shall be adopted by special resolution: …… (3) division, merger, dissolution and liquidation, as well as major acquisitions or disposals of the Company; …… (8) employee shareholding schemes or equity incentive schemes; ……	Article 87: Decisions of the Shareholders' General Meeting on any of the following matters shall be adopted by special resolution: …… (3) division, **split**, merger, dissolution and liquidation, as well as major acquisitions or disposals of the Company; …… (8) employee shareholding schemes, equity incentive schemes **or other share-related compensation granted to employees (such as allotment or share options, etc.)**; ……
Article 89: In case that the independent directors, board of supervisors or shareholders alone or together holding at least 10 percent of the Company's shares request to call an extraordinary Shareholders' General Meeting or classified shareholders' meeting, the following procedures shall be followed: …… (5) If the Board of Directors does not agree the proposal of the shareholders to call an Extraordinary Shareholders' General Meeting, the shareholders shall have the right to propose to the Board of Supervisors in writing that it calls the Extraordinary Shareholders' General Meeting.	Article 89: In case that the independent directors, board of supervisors or shareholders alone or together holding at least 10 percent of the Company's shares request to call an extraordinary Shareholders' General Meeting or classified shareholders' meeting, the following procedures shall be followed: …… (5) If the Board of Directors does not agree **the request** of the shareholders to call an Extraordinary Shareholders' General Meeting**, or does not reply without any reason within 10 days upon receipt of the request,** the shareholders shall have the right to propose to the Board of Supervisors in writing that it calls the Extraordinary Shareholders' General Meeting.

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If the Board of Supervisors agrees to call the Extraordinary Shareholders' General Meeting, it shall issue a notice calling such meeting within 5 days after receipt of the request. The consent of the relevant original proponent(s) shall be secured if any change is to be made in the notice to the original proposal. If the Board of Supervisors fails to issue a notice calling the Shareholders' General Meeting by the prescribed deadline, it shall be deemed to have failed to convene and preside over such meeting, and a shareholder or shareholders of the Company may himself/themselves convene and preside over such meeting (Until the resolution(s) of the Shareholders' General Meeting is/are announced, the shareholding percentages of the convening shareholders may be not less than 10 percent). The procedure according to which they convene such meeting shall, to the extent possible, be identical to the procedure according to which shareholders' meetings are to be convened by the Board of Directors. When the Board of Supervisors or shareholders itself/themselves convene a Shareholders' General Meeting, the Board of Directors shall be informed in written notice; the filing procedures shall be handled at relevant department in charge in accordance with the applicable requirements. The Board of Directors and the Secretary to the Board of Directors shall give their cooperation. The Board of Directors shall provide the register of shareholders as of the date of record. The reasonable expenses incurred by such meetings shall be borne by the Company and shall be deducted from the sums owed by the Company to the negligent directors.	If the Board of Supervisors agrees to call the Extraordinary Shareholders' General Meeting, it shall issue a notice calling such meeting within 5 days after receipt of the request. The consent of the relevant original proponent(s) shall be secured if any change is to be made in the notice to the original **request.** If the Board of Supervisors fails to issue a notice calling the Shareholders' General Meeting by the prescribed deadline, it shall be deemed to have failed to convene and preside over such meeting, and a shareholder or shareholders of the Company may himself/themselves convene and preside over such meeting (Until the resolution(s) of the Shareholders' General Meeting is/are announced, the shareholding percentages of the convening shareholders may be not less than 10 percent). The procedure according to which they convene such meeting shall, to the extent possible, be identical to the procedure according to which shareholders' meetings are to be convened by the Board of Directors. When the Board of Supervisors or shareholders itself/themselves convene a Shareholders' General Meeting, the Board of Directors shall be informed in written notice; the filing procedures shall be handled at relevant department in charge in accordance with the applicable requirements. The Board of Directors and the Secretary to the Board of Directors shall give their cooperation. The Board of Directors shall provide the register of shareholders as of the date of record. The reasonable expenses incurred by such meetings shall be borne by the Company and shall be deducted from the sums owed by the Company to the negligent directors **(if any).**

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Article 90: Shareholders' General Meetings shall be convened and presided over by the Chairman of the Board. If the Chairman of the Board fails or is unable to perform his or her duties, the meeting shall be presided over by the Vice Chairman of the Board. If the Vice Chairman of the Board fails or is unable to perform his or her duties, the meeting shall be presided over by the director jointly elected by at least one half of the directors. Where no chairman is designated, the shareholders attending the meeting may elect one person to preside over the meeting. If for any reason the shareholders are unable to elect a chairman, the shareholder holding the largest number of voting shares and attending the meeting (whether in person or by proxy) shall preside over the meeting. At a Shareholders' General Meeting convened by the Board of Supervisors, the Chairman of the Board of Supervisors shall preside. If the Chairman of the Board of Supervisors fails or is unable to perform his or her duties, the meeting shall be presided over by the supervisor jointly elected by at least one half of the supervisors. If a Shareholders' General Meeting is convened by a shareholder himself or shareholders themselves, the meeting shall be presided over by the representative selected by the convener(s). While a Shareholders' General Meeting is holding, if the chairman of the meeting violates the rules of procedure, making continuance of the Shareholders' General Meeting impossible, with the consent of shareholders holding more than one half of the voting rights present at the meeting, the Shareholders' General Meeting may elect a person to serve as chairman of the meeting and the meeting shall continue.	Article 90: Shareholders' General Meetings shall be convened and presided over by the Chairman of the Board. If the Chairman of the Board fails or is unable to perform his or her duties, the meeting shall be presided over by the Vice Chairman of the Board. **If the Vice Chairman of the Board is not designated or** the Vice Chairman of the Board fails or is unable to perform his or her duties, the meeting shall be presided over by the director jointly elected by at least one half of the directors. Where no chairman is designated, the shareholders attending the meeting may elect one person to preside over the meeting. If for any reason the shareholders are unable to elect a chairman, the shareholder holding the largest number of voting shares and attending the meeting (whether in person or by proxy) shall preside over the meeting. At a Shareholders' General Meeting convened by the Board of Supervisors, the Chairman of the Board of Supervisors shall preside. If the Chairman of the Board of Supervisors fails or is unable to perform his or her duties, the meeting shall be presided over by the supervisor jointly elected by at least one half of the supervisors. If a Shareholders' General Meeting is convened by a shareholder himself or shareholders themselves, the meeting shall be presided over by the representative selected by the convener(s). While a Shareholders' General Meeting is holding, if the chairman of the meeting violates the rules of procedure, making continuance of the Shareholders' General Meeting impossible, with the consent of shareholders holding more than one half of the voting rights present at the meeting, the Shareholders' General Meeting may elect a person to serve as chairman of the meeting and the meeting shall continue.

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Article 91: **The chairman of the meeting shall decide, based on the voting results, whether or not a resolution of the Shareholders' General Meeting has been adopted. His decision shall be final and shall be announced at the meeting and recorded in the minutes of the meeting.** The resolutions adopted at the Shareholders' General Meeting shall be announced in accordance with the relevant provisions of the applicable laws and stock exchange where the Company's stock is traded.	Article 91: The resolutions adopted at the Shareholders' General Meeting shall be announced in accordance with the relevant provisions of the applicable laws and stock exchange where the Company's stock is traded.
Article 105: The Company shall establish a Board of Directors. The Board of Directors is the permanent authority and management decision- making body of the Company, which is subject to the supervision of the Supervisory Committee and all the shareholders, and is responsible for and report to the Shareholders' General Meeting.	Article 105: The Company shall establish a Board of Directors. The Board of Directors is the permanent authority and management decision- making body of the Company, which is subject to the supervision of the Supervisory Committee and all the shareholders, and is responsible for and report to the Shareholders' General Meeting. **Through improving the Company's law-based governance, authorization and delegation, compliance and internal control, risk management and control, and internal supervision and monitoring system, the Board gives full play to the responsibilities of determining strategies, making decisions and preventing risks.**

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Article 106: The Board of Directors shall be composed of 9 directors. The outside directors (herein meaning those directors who do not hold office in the Company) shall represent not less than 50 percent of the members of the Board of Directors, of which at least 3 directors shall be independent directors (herein meaning those directors who are independent to the shareholders and do not hold office in the Company). The Board of Directors shall include one chairman and one vice chairman. As needed, under the Board of Directors there shall be such special committees as an Audit Committee, a Nomination Committee, a Remuneration Committee, a Development and Planning Committee, and an Occupational Health and Safety and Environment Committee. The Audit Committee shall be composed entirely of independent directors, of whom at least one shall be a financial or accounting professional. The Remuneration Committee and the Nomination Committee shall consist of a majority of independent directors.	Article 106: The Board of Directors shall be composed of 9 directors. The outside directors (herein meaning those directors who do not hold office in the Company) shall represent not less than 50 percent of the members of the Board of Directors, of which at least 3 directors shall be independent directors (herein meaning those directors who are independent to the shareholders and do not hold office in the Company). The Board of Directors shall include one chairman and one vice chairman **(if needed)**. As needed, under the Board of Directors there shall be such special committees as an Audit Committee, a Nomination Committee, a Remuneration Committee, a Development and Planning Committee, and an Occupational Health and Safety and Environment Committee. The Audit Committee shall be composed entirely of independent directors, of whom at least one shall be a financial or accounting professional. The Remuneration Committee and the Nomination Committee shall consist of a majority of independent directors.

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Article 108: Directors shall be elected by the Shareholders' General Meeting and serve terms of three years (from the date of being elected to the date that the new Board of Directors is elected by the Shareholders' General Meeting). At the expiration of their terms, directors may continue to serve as such if reelected, but independent directors may not serve more than six years in succession. The list of candidates for directors shall be submitted as a motion to the Shareholders' General Meeting. Other candidates for directors except for independent directors shall be nominated by the Board of Directors, the Board of Supervisors and a shareholder alone or shareholders together holding at least 3 percent of the Company's shares, and shall be elected by the Shareholders' General Meeting of the Company. A written notice of the intention to nominate a candidate for election as a Director and a notice by such candidate of his/her willingness to be elected shall be given to the Company seven days before the date of the general meeting. **Such written notice shall not be given earlier than the day after the despatch of the notice of the meeting appointed for such election and shall not be given later than seven days prior to the date of such meeting.** The outside directors shall have sufficient time and the necessary knowledge and ability to perform their duties. The Company must provide necessary information to outside directors for performing their duties. Among them, the independent non-executive directors may directly report to the Shareholders' General Meeting, the State Council authorities in charge of securities and other relevant departments. Executive directors shall deal with matters authorized by the Board of Directors.	Article 108: Directors shall be elected by the Shareholders' General Meeting and serve terms of three years (from the date of being elected to the date that the new Board of Directors is elected by the Shareholders' General Meeting). At the expiration of their terms, directors may continue to serve as such if reelected, but independent directors may not serve more than six years in succession. The list of candidates for directors shall be submitted as a motion to the Shareholders' General Meeting. Other candidates for directors except for independent directors shall be nominated by the Board of Directors, the Board of Supervisors and a shareholder alone or shareholders together holding at least 3 percent of the Company's shares, and shall be elected by the Shareholders' General Meeting of the Company. A written notice of the intention to nominate a candidate for election as a Director and a notice by such candidate of his/her willingness to be elected shall be given to the Company **7** days before the date of the general meeting. The outside directors shall have sufficient time and the necessary knowledge and ability to perform their duties. The Company must provide necessary information to outside directors for performing their duties. Among them, the independent non-executive directors may directly report to the Shareholders' General Meeting, the State Council authorities in charge of securities and other relevant departments. Executive directors shall deal with matters authorized by the Board of Directors.

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Article 110: In the case where the Company's controlling shareholders' shareholding percentage is more than 30 percent, the cumulative voting system may be implemented for the election of directors and supervisors at a Shareholders' General Meeting, namely when more than two directors or supervisors shall be elected at the Shareholders' General Meeting, each share held by the shareholder who participates in the voting carries a number of voting rights equivalent to the number of directors or supervisors to be elected, and a shareholder may cluster or disperse his or her voting rights.	Article 110: In the case where the Company's **sole shareholder and persons acting in concert interest hold 30% or above of the total shares of the Company**, the cumulative voting system may be implemented for the election of directors and supervisors at a Shareholders' General Meeting, namely when more than two directors or supervisors shall be elected at the Shareholders' General Meeting, each share held by the shareholder who participates in the voting carries a number of voting rights equivalent to the number of directors or supervisors to be elected, and a shareholder may cluster or disperse his or her voting rights.
Article 112: The Board of Directors shall be accountable to the Shareholders' General Meeting and exercise the following functions and powers: (1) to convene Shareholders' General Meetings and to report on its work to the Shareholders' General Meeting; (2) to implement the resolutions of the Shareholders' General Meeting; (3) to decide on the business plans and investment plans of the Company; (4) to formulate the annual financial budgets plans and final accounts plans of the Company; (5) to determine the Company's annual **loan** financing plan; (6) to formulate the profit distribution plans and plans for making up losses of the Company;	Article 112: The Board of Directors shall be accountable to the Shareholders' General Meeting and exercise the following functions and powers: (1) to convene Shareholders' General Meetings and to report on its work to the Shareholders' General Meeting; (2) to implement the resolutions of the Shareholders' General Meeting; (3) to decide on the business plans and investment plans of the Company; (4) to formulate the annual financial budgets plans and final accounts plans of the Company; (5) to determine the Company's annual financing plan; (6) to formulate the profit distribution plans and plans for making up losses of the Company;

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(7) to formulate plans for the Company's debt and financial policies, the increase or reduction of the registered capital of the Company and plans for the issuance of corporate bonds or other securities;	(7) to formulate plans for the Company's debt and financial policies, the increase or reduction of the registered capital of the Company and plans for the issuance of corporate bonds or other securities;
(8) to draft plans for major acquisitions or disposals of the Company, as well as the merger, division or dissolution of the Company;	(8) to draft plans for major acquisitions or disposals of the Company, **purchase of shares of the Company,** or the merger, division, **split** or dissolution of the Company;
(9) to make decision on the security not subject to the approval of the Shareholders' General Meeting, in accordance with the laws, the administrative regulations and rules, as well as these Articles of Association;	(9) to make decision on the security not subject to the approval of the Shareholders' General Meeting, in accordance with the laws, the administrative regulations and rules, as well as these Articles of Association;
(10) to decide on such matters as the Company's investments in third parties, purchase and sales of assets, asset mortgages, entrustment of financial services, connected transactions, etc., to the extent authorized by the Shareholders' General Meeting; (11) to decide on the establishment of the Company's internal management organization; (12) to engage or dismiss the Company's Manager; to engage or dismiss such senior management staff as the Senior Deputy Manager, the Deputy Manager, the Chief Accountant, as proposed by the Manager; to engage or dismiss the Secretary to the Board and decide on matters relating to their remuneration; to appoint or replace the members of the Board of Directors and the Board of Supervisors of the wholly- owned subsidiary; to appoint, replace or recommend the shareholder representatives, directors and supervisors of the subsidiaries controlled by it or equity affiliates;	**(10) to review and approve the Company's annual social responsibility and environmental, social and governance report (Environmental, Social and Governance Report under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, hereinafter the "ESG Report"); to decide on the Company's major environmental, social and governance matters within the scope of authorization of the Shareholders' General Meeting;** **(11)** to decide on such matters as the Company's investments in third parties, purchase and sales of assets, asset mortgages, entrustment of financial services, connected transactions, **external donations,** to the extent authorized by the Shareholders' General Meeting; **(12)** to decide on the establishment of the Company's internal management organization;

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(13) to decide on the establishment of the Company's branches; (14) to formulate amendments to these Articles of Association; (15) to formulate the basic management systems of the Company; (16) to formulate the equity incentive schemes; (17) to make decision on the Company's other major affairs and administrative affairs, and to sign other important agreements, except for the matters to be considered at the Shareholders' General Meeting in accordance with the provisions of the Company Law and these Articles of Association; (18) to make decision on the matters in relation to buyback of shares of the Company under the circumstances set forth in items (5) and (6) of the Article 30; (19) other functions and powers provided for in these Articles of Association or granted by the Shareholders' General Meeting.	**(13)** to appoint or dismiss the Company's **President and secretary to the Board of Directors;** to appoint or dismiss **Senior Vice Presidents, Vice Presidents,** chief financial officer **and General Counsel** of the Company based on the recommendations of **the President**; **to decide on the remuneration, rewards and punishments of senior management, and to implement contractual management in accordance with the labour contract;** **(14)** to decide on the establishment of the Company's branches; **(15)** to formulate amendments to these Articles of Association; **(16)** to formulate the basic management systems of the Company; **(17)** to formulate equity incentive plans, **employee stock ownership plans or other share-based compensation (such as allotment or share options) granted to employees;** **(18)** to make decision on the Company's other major affairs and administrative affairs, and to sign other important agreements, except for the matters to be considered at the Shareholders' General Meeting in accordance with the provisions of the Company Law and these Articles of Association; **(19)** to make decision on the matters in relation to buyback of shares of the Company under the circumstances set forth in items (5) and (6) of the Article 30;

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Resolutions by the Board of Directors on the matters referred to in the preceding paragraph shall be passed by the affirmative vote of not less than one half of all of the directors with the exception of resolutions on the matters referred to in items (7), (8), (9), (14), (16) and (18), which shall require the affirmative vote of at least two-thirds of all of the directors for adoption. ……	**(20)** other functions and powers provided for in these Articles of Association or granted by the Shareholders' General Meeting. Board of Directors on the matters referred to in the preceding paragraph shall be passed by the affirmative vote of not less than one half of all of the directors with the exception of resolutions on the matters referred to in items (7), (8), (9), **(15), (17)** and **(19),** which shall require the affirmative vote of at least two-thirds of all of the directors for adoption. ……

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Article 127: Directors may tender their resignations before the expiration of their terms of office. To resign, a director shall submit a written resignation to the Board of Directors. The independent director provide information on any circumstances related to his or her resignation or any circumstances to which he or she believes the attention of the Company and its creditors must be drawn. If the resignation of a director causes the number of occupied seats on the Board of Directors to fall below the statutory minimum, his or her written resignation shall enter into effect only upon the new director taking up the vacancy left by his or her resignation. The remaining directors shall convene an extraordinary Shareholders' General Meeting as soon as possible to elect a director to fill the vacancy left by the resignation of the director. Until the Shareholders' General Meeting has passed a resolution on electing a director, the powers of the resigning director and the Board of Directors shall be subject to reasonable restrictions. If the resignation of an independent director causes the number of independent directors or the number of occupied seats on the Board of Directors to fall below the statutory minimum, the incumbent director shall continue to perform his or her duties as an independent director in accordance with laws, administrative regulations and these Articles of Association until the incoming director assumes his or her position. The Board of Directors shall convene a Shareholders' General Meeting within two months to re-elect the independent directors; if the Board of Directors fails to convene a shareholders' general meeting, the independent directors may not perform their duties. Except in the circumstance specified in the preceding paragraphs, a director's resignation shall be effective upon his or her written resignation being served on the Board of Directors.	Article 127: Directors may tender their resignations before the expiration of their terms of office. To resign, a director shall submit a written resignation to the Board of Directors. The independent director provide information on any circumstances related to his or her resignation or any circumstances to which he or she believes the attention of the Company and its creditors must be drawn. If the resignation of a director causes the number of occupied seats on the Board of Directors to fall below the statutory minimum, his or her written resignation shall enter into effect only upon the new director taking up the vacancy left by his or her resignation. The **Board of Directors** shall convene an extraordinary Shareholders' General Meeting as soon as possible to elect a director to fill the vacancy left by the resignation of the director. Until the Shareholders' General Meeting has passed a resolution on electing a director, the powers of the resigning director and the **remaining directors** shall be subject to reasonable restrictions. If the resignation of an independent director causes the number of independent directors or the number of occupied seats on the Board of Directors to fall below the statutory minimum, the incumbent director shall continue to perform his or her duties as an independent director in accordance with laws, administrative regulations and these Articles of Association until the incoming director assumes his or her position. The Board of Directors shall convene a Shareholders' General Meeting within two months to re-elect the independent directors; if the Board of Directors fails to convene a shareholders' general meeting, the independent directors may not perform their duties. Except in the circumstance specified in the preceding paragraphs, a director's resignation shall be effective upon his or her written resignation being served on the Board of Directors.

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Article 129: The candidates for the Company's independent director shall be nominated by the Company's Board of Directors, Board of Supervisors and shareholders who alone or together hold at least 1 percent of the outstanding shares of the Company and shall be decided through election by the Shareholders' General Meeting. (1) The consent of the nominee shall be obtained before the nominator nominates him or her for the position of independent director; the nominator(s) shall be fully aware of such details of the nominee as his or her occupation, educational background, title, career details, all of his or her concurrent positions, etc., and shall be liable to provide such written materials to the Company. The candidate shall make a written commitment to the Company, agree to accept the nomination, promise that the publicly disclosed information about candidates is true and complete, and to guarantee that they will earnestly perform their duties if being selected.	Article 129: The candidates for the Company's independent director shall be nominated by the Company's Board of Directors, Board of Supervisors and shareholders who alone or together hold at least 1 percent of the outstanding shares of the Company and shall be decided through election by the Shareholders' General Meeting. (1) The consent of the nominee shall be obtained before the nominator nominates him or her for the position of independent director; the nominator(s) shall be fully aware of such details of the nominee as his or her occupation, educational background, title, career details, all of his or her concurrent positions, etc., and shall be liable to provide such written materials to the Company. The candidate shall make a written commitment to the Company, agree to accept the nomination, promise that the publicly disclosed information about candidates is true and complete, and to guarantee that they will earnestly perform their duties if being selected.

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(2) The nominator(s) shall express his/her/their opinions on the nominee's qualifications for holding the position of independent director and his or her independence; if otherwise provided in accordance with the applicable laws and regulations and/or relevant listing rules, the nominee shall make a public statement to the effect that no relationship exists between himself or herself and the Company that could affect his or her making independent and objective judgments.	(2) The nominator(s) shall express his/her/their opinions on the nominee's qualifications for holding the position of independent director and his or her independence; if otherwise provided in accordance with the applicable laws and regulations and/or relevant listing rules, the nominee shall make a public statement to the effect that no relationship exists between himself or herself and the Company that could affect his or her making independent and objective judgments.
(3) If the candidate for the independent director is nominated before the board meeting is convened, if otherwise provided in accordance with provisions in the applicable laws and regulations and/or the listing rules or other securities laws and regulations, the written materials of the nominee described in item (1) and (2) of this Article shall be announced together with the resolution of the Board of Directors in accordance with such provisions.	(3) If the candidate for the independent director is nominated before the board meeting is convened, if otherwise provided in accordance with provisions in the applicable laws and regulations and/or the listing rules or other securities laws and regulations, the written materials of the nominee described in item (1) and (2) of this Article shall be announced together with the resolution of the Board of Directors in accordance with such provisions.
(4) If a shareholder alone or shareholders together holding at least 3 percent of the voting rights in the Company or the Board of Supervisors put(s) forth an extempore motion for the election of an independent director, the written notice of the intention to nominate a candidate for the position of independent director and of the nominee indicating his or her willingness to accept the nomination as well as relevant written materials and commitment on the nominee as mentioned in above in item (1) and (2) of this Article shall be delivered to the Company 16 days before the date of the Shareholders' General Meeting.	(4) If a shareholder alone or shareholders together holding at least 3 percent of the voting rights in the Company or the Board of Supervisors put(s) forth an extempore motion for the election of an independent director, the written notice of the intention to nominate a candidate for the position of independent director and of the nominee indicating his or her willingness to accept the nomination as well as relevant written materials and commitment on the nominee as mentioned in above in item (1) and (2) of this Article shall be delivered to the Company **at least 15 working days before the date of the Shareholders' General Meeting.**

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Prior to the holding of a Shareholders' General Meeting at which an independent director is to be elected, if otherwise provided in the applicable laws and regulations and/or relevant listing rules, the Company shall simultaneously submit the relevant materials on all the nominees to the State Council authorities in charge of securities, where the Company is located and/or the agency of the CSRC and the stock exchange on which Company shares are listed. If the Board of Directors of the Company has objections concerning the relevant details of a nominee, the Company shall additionally submit the written opinion of the Board of Directors. The nominees against whom the CSRC has objections shall not be the candidate for the independent director. At the time the Shareholders' General Meeting to elect an independent director is held, the Board of Directors of the Company shall elaborate on whether the CSRC had any objections against the candidates for the post of independent director.	Prior to the holding of a Shareholders' General Meeting at which an independent director is to be elected, if otherwise provided in the applicable laws and regulations and/or relevant listing rules, the Company shall simultaneously submit the relevant materials on all the nominees to the State Council authorities in charge of securities, where the Company is located and/or the agency of the CSRC and the stock exchange on which Company shares are listed. If the Board of Directors of the Company has objections concerning the relevant details of a nominee, the Company shall additionally submit the written opinion of the Board of Directors. The nominees against whom the CSRC has objections shall not be the candidate for the independent director. At the time the Shareholders' General Meeting to elect an independent director is held, the Board of Directors of the Company shall elaborate on whether the CSRC had any objections against the candidates for the post of independent director.
Article 130: A person holding the position of independent director shall satisfy the basic conditions set forth below: …… (4) having at least five years of experience in law, economics or other work experience required for performing the duties and responsibilities of an independent director; ……	Article 130: A person holding the position of independent director shall satisfy the basic conditions set forth below: …… (4) having at least five years of experience in law, economics, **accounting, finance, management, non-ferrous metals industry** or other work experience required for performing the duties and responsibilities of an independent director; ……

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Article 131: The independent director must be independent. Unless otherwise provided in the applicable laws, regulations and/or the relevant listing rules, the following persons may not serve as independent directors: …… (4) persons who, at any time during the immediately preceding period of one year, have fallen into any of the three categories listed above; (5) persons who provide financial, legal, consultancy or other such services to the Company or its subsidiaries; (6) other persons that the State Council authorities in charge of securities specify may not serve as an independent director.	Article 131: The independent director must be independent. Unless otherwise provided in the applicable laws, regulations and/or the relevant listing rules, the following persons may not serve as independent directors: …… **(4) persons who hold positions in the actual controller of the Company and its subsidiaries;** **(5) persons who provide financial, legal, consulting and other services to the Company and its controlling shareholder or their respective subsidiaries, including all members of the project team, reviewers at all levels, persons who sign the report, partners and main responsible persons of the intermediary institutions that provide services;** **(6) a person who serves as a director, supervisor or senior management officer in an entity that has material business dealings with the Company and its controlling shareholder or their respective subsidiaries, or a person who serves as a director, supervisor or senior management officer in the controlling shareholder(s) of such entity;** **(7)** persons who, at any time during the immediately preceding period of one year, have fallen into any of the **six** categories listed above; **(8) other persons that the securities regulatory authority, stock exchanges specify are not independent or** may not serve as an independent director.

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Article 132: If an independent director fails on three consecutive occasions to personally attend a meeting of the Board of Directors, the Board of Directors shall request that the Shareholders' General Meeting replace him or her. An independent director may not be removed without cause before the expiration of his or her term, unless any of the circumstances set forth in Article 122, Clause 2, or the circumstance mentioned in the preceding paragraph or a circumstance under which a person may not hold the position of director specified in the laws, administrative regulations and rules, as well as these Articles of Association, arises. If an independent director is removed before the expiration of his or her term, the Company shall disclose his or her removal as a matter for special disclosure. If the removed independent director is of the opinion that the Company's grounds for removing him or her are not justified, he or she may make a public statement to that effect.	Article 132: If an independent director fails on **two** consecutive occasions to personally attend a meeting of the Board of Directors **or the number of their non-attendance at board meetings in person accounts for more than one-third of the number of board meetings during the said year**, the Board of Directors shall request that the Shareholders' General Meeting replace him or her. An independent director may not be removed without cause before the expiration of his or her term, unless any of the circumstances set forth in Article 122, Clause 2, or the circumstance mentioned in the preceding paragraph or a circumstance under which a person may not hold the position of director specified in the laws, administrative regulations and rules, as well as these Articles of Association, arises. If an independent director is removed before the expiration of his or her term, the Company shall disclose his or her removal as a matter for special disclosure. If the removed independent director is of the opinion that the Company's grounds for removing him or her are not justified, he or she may make a public statement to that effect.

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Article 133: In addition to the functions and powers granted to directors under the Company Law, other laws, administrative regulations and rules, as well as these Articles of Association, independent directors shall have the following special functions and powers: (1) the material connected transactions (as determined based on the criteria issued by the competent regulator from time to time) shall be reviewed by the Board of Directors or the Shareholders' General Meeting in accordance with laws, regulations and/or the relevant listing rules; **the engagement or dismissal of an accounting firm;** in case there are relevant provisions in the applicable laws, regulations and/or the relevant listing rules, it shall be submitted to the Board of Directors for discussion after being approved by not less than 50 percent of the independent directors in accordance with such provisions. A resolution by the Board of Directors on a connected transaction shall enter into effect only once the independent directors have signed the same. Before rendering their judgment, independent directors may engage an intermediary organization to issue an independent financial consultant report for use as a basis for rendering their judgment; (2) proposing the engagement or dismissal of an accounting firm to the Board of Directors; (3) proposing to the Board of Directors the calling of an extraordinary Shareholders' General Meeting **by the independent directors;**	Article 133: In addition to the functions and powers granted to directors under the Company Law, other laws, administrative regulations and rules, as well as these Articles of Association, independent directors shall have the following special functions and powers: (1) the material connected transactions (as determined based on the criteria issued by the competent regulator from time to time) shall be reviewed by the Board of Directors or the Shareholders' General Meeting in accordance with laws, regulations and/or the relevant listing rules; in case there are relevant provisions in the applicable laws, regulations and/or the relevant listing rules, it shall be submitted to the Board of Directors for discussion after being approved by not less than 50 percent of the independent directors in accordance with such provisions. A resolution by the Board of Directors on a connected transaction shall enter into effect only once the independent directors have signed the same. Before rendering their judgment, independent directors may engage an intermediary organization to issue an independent financial consultant report for use as a basis for rendering their judgment; (2) proposing the engagement or dismissal of an accounting firm to the Board of Directors; (3) proposing to the Board of Directors the calling of an extraordinary Shareholders' General Meeting;

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(4) proposing the calling of meetings of the Board of Directors; (5) independently engaging external auditors and consultants; (6) openly soliciting shareholders' voting rights before the holding of a Shareholders' General Meeting; (7) directly reporting to the Shareholders' General Meeting, the State Council authorities in charge of securities and other relevant departments. ……	(4) proposing the calling of meetings of the Board of Directors; (5) independently engaging **intermediaries to express professional opinions when necessary at the expense of the Company;** (6) openly soliciting shareholders' voting rights before the holding of a Shareholders' General Meeting; (7) directly reporting to the Shareholders' General Meeting, **CSRC** and other relevant departments. ……
Article 141: The Company has a Manager, who shall be engaged or dismissed by the Board of Directors. The Company shall have one Senior Deputy Manager, several Deputy Manager and one Chief Financial Officer to assist the Manager's work. The Senior Deputy Manager, Deputy Manager and Chief Financial Officer shall be nominated by the Manager and engaged or dismissed by the Board of Directors. A director can be engaged as the part-time Manager or other senior management staff; however, the number of the directors serving as the part-time Manager or other senior management staff shall not exceed one half of the Company's total number of directors.	Article 141: The Company has a **President**, who shall be engaged or dismissed by the Board of Directors. The Company shall have one Senior Vice **President**, several Vice **Presidents** and one Chief Financial Officer, **one General Counsel** to assist the **President**'s work. The Senior Vice **President**, Vice **President**, Chief Financial Officer and **General Counsel** shall be nominated by the **President** and engaged or dismissed by the Board of Directors. **The President, Senior Vice President, Vice President, Chief Financial Officer, secretary to the Board and General Counsel of the Company constitute the management of the Company. The management is the executive body of the Company for operation, implementation and management enhancement, and is subject to the management of the Board and the supervision of the Supervisory Committee.** A director can be engaged as the part-time **President** or other senior management staff; however, the number of the directors serving as the part-time **President** or other senior management staff shall not exceed one half of the Company's total number of directors.

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Article 142: The Manager shall serve terms of three years and may serve consecutive terms if reappointed.	Article 142: **In principle**, the **President** shall serve terms of three years and may serve consecutive terms if reappointed.
Article 143: The Manager shall be accountable to the Board of Directors and exercise the following functions and powers: (1) to be in charge of the production, operation and management of the Company, to organize the implementation of the resolutions of the Board of Directors; (2) to arrange for the implementation of the Company's annual business plans and investment plans; (3) to draft the plan for establishment of the Company's internal management organization; (4) to draft the plan for establishment of management organization of the Company's branch offices; (5) to draft the Company's basic management system; (6) to formulate the basic rules and regulations of the Company; (7) to request the Board of Directors to engage or dismiss the Company's Senior Deputy Manager, Deputy Manager, Chief Financial Officer;	Article 143: The **President** shall be accountable to the Board of Directors and exercise the following functions and powers: (1) to be in charge of the production, operation and management of the Company, to organize the implementation of the resolutions of the Board of Directors; (2) to arrange for the implementation of the Company's annual business plans and investment plans; (3) to draft the plan for establishment of the Company's internal management organization; (4) to draft the plan for establishment of management organization of the Company's branch offices; (5) **to formulate** the Company's basic management system **and the Company's market-oriented selection and employment, labour employment and salary distribution system;** (6) to formulate **the business management system** and regulations of the Company; (7) to request the Board of Directors to engage or dismiss the Company's Senior Vice **President**, Vice **President**, Chief Financial Officer and **General Counsel;**

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(8) to engage or dismiss management personnel other than those to be engaged or dismissed by the Board of Directors; (9) to propose the holding of interim meetings of the Board of Directors; (10) other functions and powers granted by the Company's Articles of Association or the Board of Directors.	(8) to engage or dismiss management personnel other than those to be engaged or dismissed by the Board of Directors; (9) to propose the holding of interim meetings of the Board of Directors; (10) other functions and powers granted by the Company's Articles of Association or the Board of Directors.
Article 149: The Company shall have a Board of Supervisors. The Board of Supervisors is a regular supervisory department established by the Company. It is responsible for supervising the Board of Directors and its members, as well as **the Manager and other** senior management staff to prevent them from abusing their powers, or infringing the legal interests of shareholders, the Company, and employees of the Company.	Article 149: The Company shall have a Board of Supervisors. The Board of Supervisors is a regular supervisory department established by the Company. It is responsible for supervising the Board of Directors and its members, as well as other senior management staff to prevent them from abusing their powers, or infringing the legal interests of shareholders, the Company, and employees of the Company.
Article 151: The members of the Board of Supervisors include three shareholder representatives (including qualified outside supervisors, the same below) and two employee representatives who represents the employees. The shareholder representative shall be elected and removed by the Shareholders' General Meeting; the employee representative shall be elected and removed by the employees' democratic election.	Article 151: **The members of the Board of Supervisors include three shareholder representative Supervisors (including qualified outside Supervisors, the same below) and two employee representative Supervisors who represents the employees. The shareholder representative Supervisor shall be elected by the Shareholders' General Meeting; the employee representative Supervisor shall be elected by the employee representative congress.**
Article 153: The Company's Directors, **Manager and other** senior management staff may not concurrently serve as supervisors.	Article 153: The Company's Directors and senior management staff may not concurrently serve as supervisors.

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Article 154: The meeting of the Board of Supervisors shall be convened at least once every six months. The chairman of the Board of Supervisors shall convene and preside over meetings of the Supervisory Board. If the chairman of the Supervisory Board is unable or fails to perform his or her duties, a supervisor jointly selected by at least one half of the supervisors shall convene and preside over a meeting. The notice for convening a meeting of the Board of Supervisors shall be served to all supervisors 10 days before the meeting in written form. **A notice of a meeting of the Board of Supervisors shall include the following particulars:** **(1) the date, venue and duration of the meeting;** **(2) the reasons for holding the meeting and the topics to be discussed thereat;** **(3) the date of issuance of the notice.**	Article 154: The meeting of the Board of Supervisors shall be convened at least once every six months. The chairman of the Board of Supervisors shall convene and preside over meetings of the Supervisory Board. If the chairman of the Supervisory Board is unable or fails to perform his or her duties, a supervisor jointly selected by at least one half of the supervisors shall convene and preside over a meeting. The notice for convening a meeting of the Board of Supervisors shall be served to all supervisors **7** days before the meeting in written form.
Article 157: The Board of Supervisors shall be accountable to the Shareholders' General Meeting and exercise the following functions and powers in accordance with laws: (1) to examine the Company's financial affairs; to review the report prepared by the Board of Directors periodically and submit the audit opinions in written form;	Article 157: The Board of Supervisors shall be accountable to the Shareholders' General Meeting and exercise the following functions and powers in accordance with laws: (1) to **supervise** and examine the Company's financial affairs; to review the report prepared by the Board of Directors periodically and submit the audit opinions in written form (**the written review opinions shall state whether the report preparation and review procedures are in compliance with relevant regulations and whether the content is true, accurate and complete**);

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(2) to supervise the directors, the Manager and other senior management staff in the performance of their Company duties and to propose the removal of directors or senior management staff who violate laws, administrative regulations or breach these Articles of Association or resolutions of the Shareholders' General Meeting; (3) if an act of a director or of the Manager or another senior officer is detrimental to the Company's interests, to require him or her to correct such act; (4) to verify financial information such as financial reports, business reports, profit distribution plans, etc. that the Board of Directors intends to submit to the shareholders' general meeting and, if in doubt, to be able to appoint, in the name of the Company, a registered accountant or practicing auditor to assist in reviewing such information; (5) to conduct an investigation and, if necessary, engage professional organizations, such as accounting firms and law firms, to assist it in its work in the event that it discovers any irregularities in the Company's operations, the expenses shall be borne by the Company; (6) to propose the holding of Extraordinary Shareholders' General Meetings and, in the event that the Board of Directors fails to perform its duty of convening and presiding over a Shareholders' General Meeting, to convene and preside over such a meeting in accordance with the law;	**(2) to review the Company's annual ESG report and provide written review opinions;** **(3)** to supervise the directors and **senior management** in the performance of their Company duties and to propose the removal of directors or senior management staff who violate laws, administrative regulations or breach these Articles of Association or resolutions of the Shareholders' General Meeting; **(4)** if an act of a director or of **senior management** is detrimental to the Company's interests, to require him or her to correct such act and, **if necessary, report to the Shareholders' General Meeting or the relevant competent authorities of the State;** **(5)** to verify financial information such as financial reports, business reports, profit distribution plans, etc. that the Board of Directors intends to submit to the Shareholders' General Meeting and, if in doubt, to be able to appoint, in the name of the Company, a registered accountant or practicing auditor to assist in reviewing such information; **(6)** to conduct an investigation and, if necessary, engage professional organizations, such as accounting firms and law firms, to assist it in its work in the event that it discovers any irregularities in the Company's operations;

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(7) to propose the interim meeting of the Board of Directors; (8) to negotiate with or to file a suit against any director or other senior management staff on behalf of the Company; (9) Other duties as prescribed in the laws, administrative regulations and rules, as well as the Articles of Association and authorized by the Shareholders' General Meeting. ……	**(7)** to propose the holding of Extraordinary Shareholders' General Meetings and, in the event that the Board of Directors fails to perform its duty of convening and presiding over a Shareholders' General Meeting, to convene and preside over such a meeting in accordance with the law; **(8)** **to put forward proposals at Shareholders' General Meetings;** **(9)** to propose the interim meeting of the Board of Directors; (10) **to negotiate with or to file a suit according to law against any directors or senior management who have violated the laws, administrative regulations or the Articles of Association in performing their duties and caused losses to the Company** on behalf of the Company; **(11)** Other duties as prescribed in the laws, administrative regulations and rules, as well as the Articles of Association and authorized by the Shareholders' General Meeting. ……
Article 158: The Board of Supervisors may require the Company's directors, **the Manager, chief financial officer, the secretary to the Board of Directors**, the internal and external auditors to attend the meetings of the Board of Supervisors and answer the issues concerned by Board of Supervisors.	Article 158: The Board of Supervisors may require, **if necessary**, the Company's **relevant** directors, **senior management**, the internal and external auditors to attend the meetings of the Board of Supervisors and **answer the issues concerned**.

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Article 161: When the Board of Supervisors exercises its functions and powers with the engagement of the lawyers, **certified public** accountants, **practicing** auditors and other professionals, the reasonable expenses incurred shall be borne by the Company.	Article 161: When the Board of Supervisors exercises its functions and powers with the engagement of the lawyers, accountants, auditors and other professionals, the reasonable expenses incurred **and reasonable expenses incurred by supervisors in attending meetings of the Supervisory Committee** are borne by the Company.
CHAPTER 16 Qualifications and Obligations of the Directors, Supervisors, Manager and Other Senior Staff of the Company	CHAPTER 16 Qualifications and Obligations of the Directors, Supervisors, **President** and Other Senior Management Staff of the Company
Article 163 None of the following persons may serve as a director, supervisor, manager or other senior management staff of the Company: …… (7) national civil servants; …… (11) persons who are determined to be banned from entering the securities market by the State Council authorities in charge of securities and whose ban has not been lifted; ……	Article 163: None of the following persons may serve as a director, supervisor, manager or other senior management staff of the Company: …… (7) national civil servants **and the public institutions' staff that are subject to the similar management of the national civil servants**; …… (11) **a person who has been given penalties of prohibition against entering the securities market from the CSRC, where the term of such penalties has not expired**; ……

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Article 169: In case the Shareholders' General Meeting requires the directors, supervisors, President and senior management staff to attend the meeting, the directors, supervisors, Manager and senior management staff shall attend and provide explanations in response to the queries and suggestions made by shareholders at a Shareholders' General Meeting. The directors, President and senior management staff shall provide true information and data to the Board of Supervisors and not interfering with the Board of Supervisors or supervisors in the exercise of their functions and powers.	Article 169: **All directors, supervisors and the secretary to the board of directors shall attend the Shareholders' General Meeting of the Company, and the President and other senior management shall be present at the meeting.** The directors, supervisors, **President** and senior management staff shall provide explanations in response to the queries and suggestions made by shareholders at a Shareholders' General Meeting. The directors, President and senior management staff shall provide true information and data to the Board of Supervisors and not interfering with the Board of Supervisors or supervisors in the exercise of their functions and powers.
CHAPTER 17 Financial and Accounting Systems, Distribution of Profits, Auditing	CHAPTER 17 Financial and Accounting Systems, Distribution of Profits, Auditing **and General Counsel System**
Article 190: **Interim results or financial information published or disclosed by the Company shall be prepared in accordance with PRC accounting standards and regulations as well as international standards or the accounting standards of the place outside the PRC where shares of the Company are listed.**	**Deleted**
Article 196: Before making up its losses and made allocations to the statutory common reserve, the Company shall not distribute dividends or distribute profits to shareholders. The Company's dividend does not bear any interest, unless the Company fails to distribute relevant dividends to the shareholders. **Any amount paid up in advance of calls on any share may carry interest but shall not entitle the holder of the share to participate in respect thereof in a dividend subsequently declared.**	**Article 195:** Before making up its losses and made allocations to the statutory common reserve, the Company shall not distribute dividends or distribute profits to shareholders. The Company's dividend does not bear any interest, unless the Company fails to distribute relevant dividends to the shareholders.

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Article 207: The Company shall appoint receiving agents for holders of overseas listed foreign investment shares to collect on behalf of the relevant shareholders the dividends distributed and other moneys payable in respect of overseas listed foreign investment shares. The receiving agents appointed by the Company shall meet the requirements of the laws of the place, or the relevant regulations of the stock exchange, where shares are listed. The receiving agents appointed by the Company for the holders of overseas listed foreign investment shares listed on the SEHK shall be trust companies registered under the Trustee Ordinance of Hong Kong. Under the premise of obeying the laws of China, the Company has the right to forfeit the unclaimed dividends, subject to the expiry of the applicable relevant limitation period. **The Company shall have the right to cease sending dividend warrants to holders of overseas listed foreign investment shares by post, but such right shall only be exercised until the dividend warrants have been left uncashed on two consecutive occasions. However, such power may be exercised after the first occasion on which such a warrant is returned undelivered.**	**Article 206**: The Company shall appoint receiving agents for holders of overseas listed foreign investment shares to collect on behalf of the relevant shareholders the dividends distributed and other moneys payable in respect of overseas listed foreign investment shares. The receiving agents appointed by the Company shall meet the requirements of the laws of the place, or the relevant regulations of the stock exchange, where shares are listed. The receiving agents appointed by the Company for the holders of overseas listed foreign investment shares listed on the SEHK shall be trust companies registered under the Trustee Ordinance of Hong Kong. Under the premise of obeying the laws of China, the Company has the right to forfeit the unclaimed dividends, subject to the expiry of the applicable relevant limitation period.

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The Company shall have the right to sell the shares of untraceable shareholders of overseas listed foreign investment shares in the manner as the Board of Directors thinks appropriate, subject to compliance with the following conditions: (1) during a period of 12 years at least three dividends in respect of the shares in question have become payable and no dividend during that period has been claimed; (2) on expiry of the 12 years the Company gives notice of its intention to sell the shares by way of advertisements published in one or more newspapers in the place of listing of the Company and notifies the securities regulatory authority where the Company's shares are listed of such intention.	
New Article	Article 209: The Company has implemented the general counsel system, and has one General Counsel to play the role of General Counsel in legal review and control in operation and management, so as to promote the legal operation and compliance management of the Company. The General Counsel is a member of the senior management of the Company and is subject to the appointment or dismissal by the Board.

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Article 242: …… **The "Manager", "Senior Deputy Manager" and "Deputy Manager" in these Articles of Association refer to the Company's "President", "Senior Vice President" and "Vice President".** The "Other Senior Management Staff" in these Articles of Association includes but not limited to "Senior Vice President", "Vice President", the "Chief Financial Officer" and the "Secretary to the Board" and so forth. ……	Article 242: …… The "Other Senior Management Staff" in these Articles of Association includes but not limited to "Senior Vice President", "Vice President", the "Chief Financial Officer", the "Secretary to the Board" and **"General Counsel"** and so forth. ……

Note: (1) According to the actual situation of the Company, the "Manager", "senior deputy Manager" and "deputy Manager" mentioned in the relevant articles of the Articles of Association shall be amended as "President", "Senior Vice President" and "Vice President" accordingly. Due to the large number of items involved, some of such amendments are not listed as above.

(2) Due to addition and removal of articles, the serial number of relevant articles and cross references of the Articles of Association have been adjusted accordingly without separate explanation.

* The Articles of Association and its proposed amendments were written in Chinese, without formal English version. As such, any English translation shall be for reference only. In the case of any discrepancies, the Chinese version shall prevail.

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Article 1: To safeguard the legitimate rights and interests of Aluminum Corporation of China Limited (the "Company"), its Shareholders and creditors, and to regulate the organization and activities of the General Meeting of the Company, the Company formulated these Rules of Procedures ("these Rules") in accordance with laws and regulations and normative documents such as the Company Law of the People's Republic of China, Mandatory Provisions for the Articles of Association of Companies to be Listed Overseas, the Guidelines on Articles of Association of Listed Companies, the Guidelines for the Governance of Listed Companies and the Rules of General Meetings of Listed Companies, the listing rules of shares or securities of the stock exchanges where the Company's share is listed (including but not limited to the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and the New York Stock Exchange) (hereafter as "Relevant Listing Rules") as well as the Articles of Association of Aluminum Corporation of China Limited (the "Articles of Association").	Article 1: To safeguard the legitimate rights and interests of Aluminum Corporation of China Limited (the "Company"), its Shareholders and creditors, and to regulate the organization and activities of the General Meeting of the Company, the Company formulated these Rules of Procedures ("these Rules") in accordance with laws and regulations and normative documents such as the Company Law of the People's Republic of China **(the "Company Law")**, Mandatory Provisions for the Articles of Association of Companies to be Listed Overseas, the Guidelines on Articles of Association of Listed Companies, the Guidelines for the Governance of Listed Companies and the Rules of General Meetings of Listed Companies, the listing rules of shares or securities of the stock exchanges where the Company's share is listed (including but not limited to the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and the New York Stock Exchange) (hereafter as "Relevant Listing Rules") as well as the Articles of Association of Aluminum Corporation of China Limited (the "Articles of Association").

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Article 3: The General Meeting may exercise the following functions and powers: …… (13) **to examine and approve decisions in relation to share-based remunerations (such as rights issue or share option etc.) of the employees;** (14) to make decisions on purchase or sale of substantial assets within one year of which the amount exceed 25% of the Company's total assets; (15) to make decisions on guarantee matters subject to review and approval by General Meeting as required by laws, administrative regulations and the Article of Association of the Company; (16) to examine and approve changes of purpose of the funds raised; (17) to examine and approve employee shareholding scheme or equity incentive schemes; (18) other matters the resolutions concerning which shall be made by the General Meeting, as stipulated by laws, administrative regulations, department rules or the Articles of Association of the Company. The Shareholders' General Meeting may delegate or entrust relevant matters to be handled by the Board of Directors.	Article 3: The General Meeting may exercise the following functions and powers: …… **(13)** to make decisions on purchase or sale of substantial assets within one year of which the amount exceed 25% of the Company's **latest audited total assets**; **(14)** to make decisions on guarantee matters subject to review and approval by General Meeting as required by laws, administrative regulations, **departmental rules** and the Article of Association of the Company; **(15)** to examine and approve changes of purpose of the funds raised; **(16)** to consider and approve the employee stock ownership plan, stock incentive plan **or other share-based compensation (such as allotment or share options, etc.) granted to employees;** **(17)** other matters the resolutions concerning which shall be made by the General Meeting, as stipulated by laws, administrative regulations, department rules or the Articles of Association of the Company. The Shareholders' General Meeting may delegate or entrust relevant matters to be handled by the Board of Directors.

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Article 4: Any and all guarantee matters of the Company shall be subject to review and approval of the Board of Directors. The following guarantee matters, upon the review and approval of the Board of Directors, shall be further submitted to General Meeting for review and approval: (1) any guarantee provided after the gross amount of guarantees offered by the Company and its controlled subsidiaries has reached or exceeded 50% of the latest audited net asset; …… (5) any guarantee provided after the gross amount of guarantees offered by the Company have **reached or** exceeded 25% of its latest audited total assets; (6) other guarantee matters to be submitted to General Meeting for review and approval as required by laws, administrative regulations and the Articles of Association of the Company. ……	Article 4: Any and all guarantee matters of the Company shall be subject to review and approval of the Board of Directors. The following guarantee matters, upon the review and approval of the Board of Directors, shall be further submitted to General Meeting for review and approval: (1) any guarantee provided after the gross amount of guarantees offered by the Company and its controlled subsidiaries has exceeded 50% of the latest audited net asset; …… (5) any guarantee provided after the gross amount of **external** guarantees **of** the Company have exceeded **30%** of its latest audited total assets; **(6) any guarantee provided by the Company within one year of which the amount exceeds 30% of its latest audited total assets;** **(7)** other guarantee matters to be submitted to General Meeting for review and approval as required by laws, administrative regulations and the Articles of Association of the Company. ……

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Article 5: Matters which, in accordance with the provisions of the laws, administrative regulations and the Articles of Association, are required to be approved by the General Meetings, shall be considered at the General Meetings so as to protect the decision-making power of the shareholders of the Company on such matters. Under necessary and reasonable circumstances, the General Meeting may authorize the Board of Directors to determine, within the scope of authorization granted by such General Meeting, specific issues relating to matters which shall be resolved but cannot be decided upon immediately at such General Meeting. ……	Article 5: Matters which, in accordance with the provisions of the laws, administrative regulations, **departmental rules** and the Articles of Association, are required to be approved by the General Meetings, shall be considered at the General Meetings so as to protect the decision-making power of the shareholders of the Company on such matters. Under **lawful**, necessary and reasonable circumstances, the General Meeting may authorize the Board of Directors to determine, within the scope of authorization granted by such General Meeting, specific issues relating to matters which shall be resolved but cannot be decided upon immediately at such General Meeting. ……
Article 6: The Company shall not enter into any contract with any party other than the directors, supervisors and other senior management without the prior approval of the General Meeting, pursuant to which such party shall be in charge of management of the whole or any substantial part of the Company's business.	Article 6: The Company shall not enter into any contract with any party other than the directors, supervisors, **president and other** senior management without the prior approval of the General Meeting, pursuant to which such party shall be in charge of management of the whole or any substantial part of the Company's business.

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Article 7: The Board of Directors shall convene an extraordinary shareholders' general meeting within two months after the occurrence of any of the following circumstances: …… (3) where requested by shareholder(s) holding, independently or collectively, 10% or more of the Company's shares for **more than 90 consecutive days** (the number of shares held shall be the figure as at the date of the written request from the shareholder); (4) the Board of Directors considers it necessary or the supervisory committee proposes to hold such a meeting; **The number of shares held referred to in clause (3) shall be the figure as at the date of the written request from the shareholder.**	Article 7: The Board of Directors shall convene an extraordinary shareholders' general meeting within two months after the occurrence of any of the following circumstances: …… (3) where requested by shareholder(s) holding, independently or collectively, 10% or more of the Company's shares (the number of shares held shall be the figure as at the date of the written request from the shareholder); (4) the Board of Directors considers it necessary or the supervisory committee proposes to hold such a meeting.
Article 8: The place for holding the Shareholders' General Meeting of the Company shall be the domicile of the Company. The Company shall prepare a venue and hold the General Meeting on-site. The Company may provide safe, economic and convenient internet access or other conveniences to facilitate the participation of shareholders in the General Meeting. A shareholder who participated in a General Meeting in the aforesaid manners shall be deemed to have been present at the meeting.	Article 8: The place for holding the Shareholders' General Meeting of the Company shall be the domicile of the Company **in principle**. The Company shall prepare a venue and hold the General Meeting **mainly** on-site. The Company may provide safe, economic and convenient internet access or other conveniences to facilitate the participation of shareholders in the General Meeting. A shareholder who participated in a General Meeting in the aforesaid manners shall be deemed to have been present at the meeting.
Article 9: The Board of Directors shall hold the General Meeting within the requirement stipulated under the Articles of Association.	Article 9: The Board of Directors shall hold the General Meeting within the requirement stipulated under **these rules of procedures and** the Articles of Association.

Original Articles	Amended Articles
Article 10: In the case where independent directors, board of supervisors or shareholders alone or together holding at least 10 percent of the Company's shares request to call an extraordinary Shareholders' General Meeting or classified shareholders' meeting, the following procedures shall be followed: …… (5) when the Board of Directors rejects shareholders' proposal for convening an extraordinary General Meeting, the shareholders shall propose in writing to the supervisory committee to request the holding of the meeting. If the Board of Supervisors agrees to hold the meeting, it shall send the General Meeting notice within 5 days after receiving the shareholders' proposal, and the changes to the original proposal as included in the notice shall be subject to consent of the original proposer. If the Board of Supervisors fails to send the General Meeting notice within the specified time limit, it will be deemed as failing to convene and chair the meeting, in which case shareholders may independently convene and host the meeting (the shareholders convening the meeting shall hold not less than 10% of the Company's shares before announcement of the resolution on holding of the General Meeting.) Wherever possible, the convening procedure shall be the same as that observed by the Board of Directors when convening General Meetings.	Article 10: In the case where independent directors, board of supervisors or shareholders alone or together holding at least 10 percent of the Company's shares request to call an extraordinary Shareholders' General Meeting or classified shareholders' meeting, the following procedures shall be followed: …… (5) when the Board of Directors rejects shareholders' **request** for convening an extraordinary General Meeting, **or does not reply without any reason within 10 days upon receipt of the request**, the shareholders shall propose in writing to the supervisory committee to request the holding of the meeting. If the Board of Supervisors agrees to hold the meeting, it shall send the General Meeting notice within 5 days after receiving the shareholders' proposal, and the changes to the original **request** as included in the notice shall be subject to consent of the original proposer. If the Board of Supervisors fails to send the General Meeting notice within the specified time limit, it will be deemed as failing to convene and chair the meeting, in which case shareholders may independently convene and host the meeting (the shareholders convening the meeting shall hold not less than 10% of the Company's shares before announcement of the resolution on holding of the General Meeting.) Wherever possible, the convening procedure shall be the same as that observed by the Board of Directors when convening General **Meetings**.

Original Articles	Amended Articles
When the Board of Supervisors or shareholders itself/themselves convene a Shareholders' General Meeting, the Board of Directors shall be informed in written notice; the filing procedures shall be handled at relevant department in charge in accordance with the applicable requirements. The Board of Directors and the Secretary to the Board of Directors shall give their cooperation. The Board of Directors shall provide the register of shareholders as of the date of record. The reasonable expenses incurred by such meetings shall be borne by the Company and shall be deducted from the sums owed by the Company to the negligent directors.	When the Board of Supervisors or shareholders itself/themselves convene a Shareholders' General Meeting, the Board of Directors shall be informed in written notice; the filing procedures shall be handled at relevant department in charge in accordance with the applicable requirements. The Board of Directors and the Secretary to the Board of Directors shall give their cooperation. The Board of Directors shall provide the register of shareholders as of the date of record. The reasonable expenses incurred by such meetings shall be borne by the Company and shall be deducted from the sums owed by the Company to the negligent directors **(if any)**.

Original Articles	Amended Articles
Article 14: A written notice of a General Meeting to be held by the Company shall be given to all shareholders, whose names appear in the register of members, 45 days before the meeting is held (including the date on which the meeting is held), specifying the matters to be considered at and the date and place of the meeting. A shareholder who intends to attend the General Meeting shall deliver a written reply slip confirming his intention to attend the meeting to the Company 20 days before the meeting is held. The Company shall calculate the number of voting shares represented by shareholders who intend to attend a General Meeting on the basis of the written replies it has received **20 days** before the date of the General Meeting. **In the event that the number of voting shares represented by shareholders who intend to attend the meeting is more than half of the total number of the voting shares of the Company, the Company may hold the General Meeting; if not, the Company shall, within 5 days, notify shareholders again of the matters to be considered at, and the date and place for, the meeting by public announcement. The Company may hold the General Meeting after such an announcement has been made.**	Article 14: **An announcement** of a General Meeting to be held by the Company shall be given **by the convener** to all shareholders, whose names appear in the register of members, 45 days before the meeting is held (including the date on which the meeting is held), specifying the matters to be considered at and the date and place of the meeting. A shareholder who intends to attend the General Meeting shall deliver a written reply slip confirming his intention to attend the meeting to the Company **on the date set forth in the announcement**. The Company shall calculate the number of voting shares represented by shareholders who intend to attend a General Meeting on the basis of the written replies it has received before the date of the General Meeting.

Original Articles	Amended Articles
Article 15: A notice of the General Meeting shall meet the following requirements: (1) it shall be in written form; (2) it shall specify the place, date and time of the meeting; (3) it shall state the matters to be discussed at the meeting; …… (5) if any director, supervisor, general manager and other senior management members have material interests in the matters subject to discussion, the nature and extent of such material interests shall be disclosed, and if the effect of the proposed matters on such director, supervisor, manager and other senior management members in their capacity as shareholders is different from that of other shareholders of the same class, the differences shall also be specified; …… (7) it shall contain a clear written statement that a shareholder who has the right to attend and vote at the meeting shall have the right to appoint one or more proxies to attend and vote at the meeting on his behalf and that such proxies need not be shareholders; (8) it shall state the date and place for the delivery of the proxy forms for the meeting; (9) specify the date of registration of shares for shareholders who are entitled to attend the General Meeting; (10) provide name and telephone number of the standing contact person for committee administration.	Article 15: A notice of the General **Meeting** shall meet the following requirements: (1) it shall be in written form; (2) it shall specify the place, time and **term** of the meeting; (3) it shall state the matters **and proposals** to be discussed at the meeting; …… (5) if any director, supervisor, **president** and other senior management members have material interests in the matters subject to discussion, the nature and extent of such material interests shall be disclosed, and if the effect of the proposed matters on such director, supervisor, **president** and other senior management members in their capacity as shareholders is different from that of other shareholders of the same class, the differences shall also be specified; …… (7) **it shall contain a clear written statement that all shareholders of ordinary shares (including shareholders of preference shares with restored voting rights) are entitled to attend the General Meeting, and may appoint proxies in writing to attend and vote at the meeting on their behalves and that such proxies need not be shareholders of the Company;** (8) it shall state the date and place for the delivery of the proxy forms for the meeting; (9) **it shall specify** the date of registration of shares for shareholders who are entitled to attend the General Meeting;

Original Articles	Amended Articles
	(10) **it shall provide** name and telephone number of the standing contact person for committee administration; **(11) it shall specify the time and procedures for voting online or by other means.**
Article 19: The Board of Directors of the Company and other conveners shall be responsible to safeguard the proper order of the General Meeting. The Board of Directors shall take necessary measures to stop and report in a timely manner to the relevant departments for investigation any acts of disturbing the General Meeting, stirring up fights and causing troubles, or infringing upon shareholders' legal rights and interests.	Article 19: The Board of Directors of the Company and other conveners shall be responsible to safeguard the proper order of the General Meeting. The Board of Directors **shall** take necessary measures to stop and report in a timely manner to the relevant departments for investigation any acts of disturbing the General Meeting, stirring up fights and causing troubles, or infringing upon shareholders' legal rights and interests.

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Article 22: The instrument appointing a voting proxy shall be deposited at the domicile of the Company or at such other place as specified in the notice of the meeting within 24 hours prior to the meeting at which the proxy is authorized to vote or 24 hours prior to the specified time of the vote. If the instrument is signed by another person authorized by the principal, the power of attorney or other document authorizing the signature shall be notarized. The notarized power of attorney or other authorizing document shall be deposited together with the instrument appointing the voting proxy at the domicile of the Company or at such other place as specified in the notice of the meeting. If the principal is a legal person, its legal representative or the person authorized by a resolution fits Board of Directors or other decision-making body shall attend the Shareholders' General Meeting of the Company as the representative of such legal person.	Article 22: The instrument appointing a voting proxy shall be deposited at the domicile of the Company or at such other place as specified in the notice of the meeting within 24 hours prior to the meeting at which the proxy is authorized to vote or 24 hours prior to the specified time of the vote. If the instrument is signed by another person authorized by the principal, the power of attorney or other document authorizing the signature shall be notarized. The notarized power of attorney or other authorizing document shall be deposited together with the instrument appointing the voting proxy at the domicile of the Company or at such other place as specified in the notice of the meeting. If the principal is a legal person, its legal representative or the person authorized by a resolution fits Board of Directors or other decision-making body shall attend the Shareholders' General Meeting of the Company as the representative of such legal person. **Where the shareholder is a recognised clearing house (or its proxy) within the meaning of the Securities and Futures Ordinance of Hong Kong, the shareholder may authorise a representative of the Company or one or more persons as it thinks fit to act as its representative (s) at any Shareholders' General Meeting or any class meeting of shareholders or creditors' meeting provided that the proxy (ies) shall have the same statutory rights as other shareholders, including the right to speak and vote; however, if more than one person is so authorised, the power of attorney shall specify the number and class of shares in respect of which each such person is so authorised. The persons so authorised may exercise the rights on behalf of the recognized clearing house (or its agent) as if they were the individual shareholders of the Company.**

Original Articles	Amended Articles
Article 27: The directors, independent directors and those shareholders who have met certain requirements (to be determined by the standards promulgated by the competent regulatory authorities from time to time) may collect their voting rights at the General Meeting from the Company's shareholders. If the collector openly collects the voting rights of the Company's shareholders, the collector shall comply with the requirements of the relevant regulatory authorities and the stock exchange(s) on which the Company's shares are listed.	Article 27: The directors, independent directors, **shareholders holding more than one percent of the voting shares or investor protection institutions established in accordance with laws, administrative regulations or the provisions of the CSRC may act as soliciting parties, either by themselves or by entrusting securities companies or securities service institutions, to publicly request shareholders to appoint them to attend the General Meeting on their behalf, and to exercise shareholders' rights such as proposal rights and voting rights on their behalf**. If the collector openly collects the **rights** of the Company's shareholders, the collector shall comply with the requirements of the relevant regulatory authorities and the stock exchange(s) on which the Company's shares are listed.
Article 29: During the course of a General Meeting, all directors, supervisors and the secretary to the Board of Directors shall attend the General Meeting. Managers and other senior management members shall also be present at the meeting.	Article 29: During the course of a General Meeting, all directors, supervisors and the secretary to the Board of Directors shall attend the General Meeting. **President** and other senior management members shall also be present at the meeting.

Original Articles	Amended Articles
Article 30: The Chairman of the Board of Directors is the host and is the chairman of the General Meeting. Should the chairman of the Board of Directors be unable to or fail to perform his or her duties or attend the General Meeting, the deputy Chairman of the Board of Directors should serve as the host and chairman of the General Meeting. Should the deputy Chairman be unable or fail to perform his or her duties, the director elected by more than half of the directors should serve as the host and chairman of the General Meeting……	Article 30: The Chairman of the Board of Directors is the host and is the chairman of the General Meeting. Should the chairman of the Board of Directors be unable to or fail to perform his or her duties or attend the General Meeting, the deputy Chairman of the Board of Directors should serve as the host and chairman of the General Meeting. **Should there be no deputy Chairman or** the deputy Chairman be unable or fail to perform his or her duties, the director elected by more than half of the directors should serve as the host and chairman of the General Meeting……
Article 34: Minutes of General Meetings shall be recorded by the secretary to the Board of Directors and contain the following items: (1) the date, place and agenda of the meeting, and the name of the convener; (2) the name of the Chairman of the meeting, and the names of directors, supervisors, managers and other senior management members of the Company attending or present at the meeting; ……	Article 34: Minutes of General Meetings shall be recorded by the secretary to the Board of Directors and contain the following items: (1) the date, place and agenda of the meeting, and the name of the convener; (2) the name of the Chairman of the meeting, and the names of directors, supervisors, **president** and other senior management members of the Company attending or present at the meeting; ……

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Article 37: When shareholders (including proxies) vote at the Shareholders' General Meeting, they shall exercise their voting rights according to the number of voting shares that they represent. Except for the cumulative voting system adopted by the directors or supervisors provided in Article 110 of these Articles of Association, each share shall have one vote. No voting rights shall be attached to the Company shares held by the Company, and such shares shall not be counted among the total number of voting shares present at the Shareholders' General Meeting. Subject to the applicable listing rules as amended from time to time, where any shareholder is required to abstain from voting on any particular matter being considered or restricted to voting only for or only against any particular matter being considered, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.	Article 37: When shareholders (including proxies) vote at the Shareholders' General Meeting, they shall exercise their voting rights according to the number of voting shares that they represent. Except for the cumulative voting system adopted by the directors or supervisors provided in Article 110 of these Articles of Association, each share shall have one vote. No voting rights shall be attached to the Company shares held by the Company, and such shares shall not be counted among the total number of voting shares present at the Shareholders' General Meeting. Subject to the applicable listing rules as amended from time to time, where any shareholder is required to abstain from voting on any particular matter being considered or restricted to voting only for or only against any particular matter being considered, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted. **If the purchase of the voting shares of the Company by a shareholder violates the provisions of paragraphs 1 and 2 of Article sixty-three of the Securities Law, such shares in excess of the prescribed proportion shall not exercise the voting rights within thirty-six months after the purchase, and shall not be included in the total number of voting shares represented by shareholders attending the Shareholders' General Meeting.**

Original Articles	Amended Articles
Article 38: Resolutions of the General Meeting are divided into ordinary resolutions and special resolutions. The ordinary resolutions of a General Meeting shall be passed by Shareholders (including proxies) present in person at the meeting with more than one-half of the voting shares. The special resolutions of a General Meeting shall be passed by shareholders (including proxies) present in person at the meeting with more than two-thirds of the voting shares. Shareholders who attend the meeting (including their proxies) shall make an affirmative vote or a dissenting vote on each resolution subject to voting. Any abstention votes or abstaining from voting shall not be counted as valid votes when the Company is counting the voting results of such resolution.	Article 38: Resolutions of the General Meeting are divided into ordinary resolutions and special resolutions. The ordinary resolutions of a General Meeting shall be passed by Shareholders (including proxies) present in person at the meeting with more than one-half of the voting shares. The special resolutions of a General Meeting shall be passed by shareholders (including proxies) present in person at the meeting with more than two-thirds of the voting shares. Shareholders who attend the meeting (including their proxies) **shall express one of the following opinions on the proposals submitted for voting: for, against or abstention**. Any abstention votes or abstaining from voting shall not be counted as valid votes when the Company is counting the voting results of such resolution.

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Article 44: The following matters shall be passed by special resolutions of a General Meeting: (1) the increase and reduction of the Company's share capital and the issue of any class of shares, warrants and other similar securities of the Company; (2) the issue of corporate bonds; (3) the division, merger, dissolution, liquidation and material acquisition or disposal; …… (6) to make decisions on purchase or sale of substantial assets within one year of which the amount exceeds 25% of the Company's total assets; …… (8) employee shareholding schemes or equity incentive schemes; (9) such other matters as required by laws, administrative regulations or the Articles of Association, and passed by ordinary resolutions that such matters are of material effects to the Company and require adoption of special resolutions.	Article 44: The following matters shall be passed by special resolutions of a General Meeting: (1) the increase and reduction of the Company's share capital and the issue of any class of shares, warrants and other similar securities of the Company; (2) the issue of corporate bonds; (3) the division, **split**, merger, dissolution, liquidation and material acquisition or disposal; …… (6) any purchase or sale of substantial assets **or any guarantee** provided by the Company **of which the amount** exceeds **30%** of the Company's **latest audited total assets** within one year; …… (8) employee shareholding schemes, equity incentive schemes **or other share-based compensation (such as allotment or share options, etc.) granted to employees;** (9) such other matters as required by laws, administrative regulations, **department rules** or the Articles of Association, and passed by ordinary resolutions that such matters are of material effects to the Company and require adoption of special resolutions.

Original Articles	Amended Articles
Article 47: **The chairman of a General Meeting shall determine whether or not a resolution tabled at the General Meeting has been adopted. His decision shall be final and conclusive and shall be announced at the meeting and recorded in the minutes of the meeting.** The Company shall announce the resolutions passed at the General Meeting in accordance with the applicable laws and relevant requirements of the stock exchange(s) on which the Company's shares are listed.	Article 47: The Company shall announce the resolutions passed at the General Meeting in accordance with the applicable laws and relevant requirements of the stock exchange(s) on which the Company's shares are listed.
Article 53: In convening a General Meeting, the Company shall engage a lawyer to attend the General Meeting and provide opinions and announce the same on the following issues: (1) whether the convening and convening procedures of the General Meeting comply with the laws, administrative regulations and the Articles of Association; (2) whether the attendants and convener of the meeting are legal and eligible; (3) whether the voting procedures and voting results of the General Meeting are legal and valid; (4) legal opinions on other issues upon request by the Company.	Article 53: In convening a General Meeting, the Company shall engage a lawyer to attend the General Meeting and provide opinions and announce the same on the following issues: (1) whether the convening and convening procedures of the General Meeting comply with the laws, administrative regulations, **the relevant requirements of the securities regulation authorities in the listing places and** the Articles of Association; (2) whether the attendants and convener of the meeting are legal and eligible; (3) whether the voting procedures and voting results of the General Meeting are legal and valid; (4) legal opinions on other issues upon request by the Company.

* The Rules of Procedures for Shareholders' Meeting and its proposed amendments were written in Chinese, without formal English version. As such, any English translation shall be for reference only. In the case of any discrepancies, the Chinese version shall prevail.

APPENDIX III PARTICULARS OF PROPOSED AMENDMENTS TO THE RULES OF PROCEDURES FOR THE BOARD MEETING*

Original Articles	Amended Articles
Article 4: The Board of Directors shall be composed of 9 directors. The outside directors (herein meaning those directors who do not hold office in the Company) shall represent more than 50 percent of the members of the Board of Directors; the independent directors (herein meaning those directors who are independent to the shareholders and do not hold office in the Company) shall represent one third or more of the members of the Board of Directors. A director can be engaged as the part-time senior management staff of the Company; however, the number of the directors serving as the part-time senior management staff shall not exceed one half of the Company's total number of directors.	Article 4: The Board of Directors shall be composed of 9 directors. The outside directors (herein meaning **the non-executive directors and independent non-executive directors**) shall represent more than 50 percent of the members of the Board of Directors; the independent directors (herein meaning those directors who are independent to the shareholders and do not hold office in the Company) shall represent one third or more of the members of the Board of Directors. A director can be engaged as the part-time senior management staff of the Company; however, the number of the directors serving as the part-time senior management staff shall not exceed one half of the Company's total number of directors.
Article 5: The Board of Directors shall include one chairman and one vice chairman, who shall be elected and removed by more than half of all the directors. The Chairman of the Board and the Vice Chairman of the Board shall serve terms of three years and may serve consecutive terms if reelected.	Article 5: The Board of Directors shall include one chairman and one vice chairman (**if needed**), who shall be elected and removed by more than half of all the directors. The Chairman of the Board and the Vice Chairman of the Board (**if any**) shall serve terms of three years and may serve consecutive terms if reelected.

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Article 11: None of the following persons may serve as a director of the Company: …… (6) persons whose cases have been placed on the docket and are being investigated by the judicial authorities because they **committed crimes**, and such cases are still pending; …… (10) persons who are determined to be banned from entering the securities market by the State Council authorities in charge of securities and whose bans have not been lifted; (11) any circumstance under which a person may not hold the position of director specified in the laws, administrative regulations, as well as these Articles of Association.	Article 11: None of the following persons may serve as a director of the Company: …… (6) persons whose cases have been placed on the docket and are being investigated by the judicial authorities because they **violated the criminal law**, and such cases are still pending; …… (10) **A person who has been given penalties of prohibition against entering the securities market from the China Securities Regulatory Commission (the "CSRC") and the term of such penalties has not expired;** (11) any circumstance under which a person may not hold the position of director specified in the laws, administrative regulations, **Relevant Listing Rules** as well as these Articles of Association.

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Article 13: Directors shall actively fulfill their obligation of diligence, consider the judgments made by people of the equal status under the similar circumstances on the basis of the Company's best interests, make prudent decisions about the interests and risks of the matters to be decided of the listed companies and shall not be released from such liability by the reason that they are not familiar with the Company's business or do not understand the related matters, so as to confirm: (1) that the commercial activities of the Company are in accordance with laws, administrative regulations and the requirements of various national economic policies; (2) that all shareholders are treated equally; (3) that they read the various commercial and financial reports of listed companies carefully so as to find out the business and operations of the Company in a timely manner; (4) that they exercise the management and decision rights entrusted by the Company to them in person and not let them be handled by others; that they do not transfer the disposition of these rights to others without the permission of laws and administrative rules and Articles of Association or the informed resolutions of the Shareholders' General Meeting; (5) that they accept the legitimate supervision and reasonable recommendations of the Supervisory Board on their performance of duties.	Article 13: Directors shall actively fulfill their obligation of **loyalty and** diligence **stipulated in laws and regulations, relevant provisions of the stock exchange(s), the Articles of Association and these Rules,** consider the judgments made by people of the equal status under the similar circumstances on the basis of the Company's best interests, make prudent decisions about the interests and risks of the matters to be decided of the listed companies and shall not be released from such liability by the reason that they are not familiar with the Company's business or do not understand the related matters, so as to confirm: (1) that the commercial activities of the Company are in accordance with laws, administrative regulations and the requirements of various national economic policies; (2) that all shareholders are treated equally; (3) that they read the various commercial and financial reports of listed companies carefully so as to find out the business and operations of the Company in a timely manner; (4) that they exercise the management and decision rights entrusted by the Company to them in person and not let them be handled by others; that they do not transfer the disposition of these rights to others without the permission of laws and administrative rules and Articles of Association or the informed resolutions of the Shareholders' General Meeting; (5) that they accept the legitimate supervision and reasonable recommendations of the Supervisory Board on their performance of duties.

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Article 15: Directors shall ensure enough time and energy to participate in the affairs of listed companies, fulfill their duties and make careful judgments and decisions for the matters submitted to the Board of Directors for deliberation. **If a director fails to personally attend more than one third of the meetings of the Board of Directors in the current year, the Board of Supervisors shall review his or her performance of duties and make resolution and announcement about his or her diligence. If a director fails to personally attend more than 50 percent of the meetings of the Board of Directors in the current year without any reasonable ground such as disease, working or studying abroad, or if a director fails to personally attend a meeting of the Board of Directors and to appoint another director to attend the meetings on his or her behalf on two consecutive occasions, he or she shall be deemed as unable to perform duties and the Board of Directors shall propose to the Shareholders' General Meeting that he or she be replaced.**	Article 15: Directors shall ensure enough time and energy to participate in the affairs **of the Company**, fulfill their duties and make careful judgments and decisions for the matters submitted to the Board of Directors for deliberation.

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Article 16: Directors shall attend the meetings of the Board of Directors with the serious and responsible attitude, and express the clear opinions on the matters under discussion. A director shall attend the Board meetings and make decisions personally in principle. If he or she is unable to attend a meeting in person, he or she may appoint in writing another director to attend the meetings and vote on his or her behalf; the principal shall independently assume the legal responsibilities. **Any director shall not be appointed as the proxy to attend the same board meeting by more than two directors. When examining and discussing a related transaction, the non-associated directors shall not appoint the associated directors to attend the meetings on behalf of them; the independent directors shall not appoint the non-independent directors to attend the meetings on behalf of them.** If a director fails to personally attend a meeting of the Board of Directors and to appoint another director to attend the meetings on his or her behalf on two consecutive occasions, he or she shall be deemed unable to perform his or her duties and the Board of Directors shall propose to the Shareholders' General Meeting that he or she be replaced. ……	Article 16: Directors shall attend the meetings of the Board of Directors with the serious and responsible attitude, and express the clear opinions on the matters under discussion. A director shall attend the Board meetings and make decisions personally in principle. If he or she is unable to attend a meeting in person, he or she may appoint in writing another director to attend the meetings and vote on his or her behalf; the principal shall independently assume the legal responsibilities. If a director fails to personally attend a meeting of the Board of Directors and to appoint another director to attend the meetings on his or her behalf on **two** consecutive occasions, he or she shall be deemed unable to perform his or her duties and the Board of Directors shall propose to the Shareholders' General Meeting that he or she be replaced. ……

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Article 18: If the resignation of a director causes the number of occupied seats on the Board of Directors to fall below the statutory minimum, his or her written resignation shall enter into effect only upon the new director taking up the vacancy left by his or her resignation. The remaining directors shall convene an extraordinary Shareholders' General Meeting as soon as possible to elect a director to fill the vacancy left by the resignation of the director. Until the Shareholders' General Meeting has passed a resolution on electing a director, the powers of the resigning director and the Board of Directors shall be subject to reasonable restrictions.	Article 18: If the resignation of a director causes the number of occupied seats on the Board of Directors to fall below the statutory minimum, his or her written resignation shall enter into effect only upon the new director taking up the vacancy left by his or her resignation. The **Board of Directors** shall convene an extraordinary Shareholders' General Meeting as soon as possible to elect a director to fill the vacancy left by the resignation of the director. Until the Shareholders' General Meeting has passed a resolution on electing a director, the powers of the resigning director and the **remaining directors** shall be subject to reasonable restrictions.
Article 25: …… In the case where the Company's controlling shareholders' shareholding percentage is more than 30 percent, the cumulative voting system may be implemented for the election of directors and supervisors at a Shareholders' General Meeting, namely when more than two directors or supervisors shall be elected at the Shareholders' General Meeting, each share held by the shareholder who participates in the voting carries a number of voting rights equivalent to the number of directors or supervisors to be elected, and a shareholder may cluster or disperse his or her voting rights. The outside directors shall have sufficient time and the necessary knowledge and ability to perform their duties. The Company must provide necessary information to outside directors for performing their duties. Among them, the independent directors may directly report to the Shareholders' General Meeting, the China Securities Regulatory Commission (CSRC) and other relevant departments.	Article 25: …… In the case where **the shareholding percentage of a single shareholder and person(s) acting in concert with him/her/it is 30 percent or more than that**, the cumulative voting system may be implemented for the election of directors and supervisors at a Shareholders' General Meeting, namely when more than two directors or supervisors shall be elected at the Shareholders' General Meeting, each share held by the shareholder who participates in the voting carries a number of voting rights equivalent to the number of directors or supervisors to be elected, and a shareholder may cluster or disperse his or her voting rights. The outside directors shall have sufficient time and the necessary knowledge and ability to perform their duties. The Company must provide necessary information to outside directors for performing their duties. Among them, the independent directors may directly report to the Shareholders' General Meeting, the **CSRC** and other relevant departments.

<table>
<tr><th>Original Articles</th><th>Amended Articles</th></tr>
<tr><td>Article 26:

The candidates for directors shall not only comply with the relevant provisions of the Company Law, but also meet the following requirements:

(1) having not been subject to any administrative penalty by China Securities Regulatory Commission during the most recent three years;

(2) having not been subject to the decry in public or more than two times of notice of criticism by the stock exchange during the most recent three years;

(3) having not been during the period that is publicly identified as not suitable to serve as directors of listed companies by the stock exchange.

The above periods shall be calculated from the date on which the Shareholders' General Meeting for selecting and appointing the directors is held.</td><td>Article 26:

The candidates for directors shall not only comply with the relevant provisions of the Company Law, the Articles of Association and these Rules, but also meet the following requirements:

(1) having not been subject to any administrative penalty by China Securities Regulatory Commission during the most recent three years;

(2) having not been subject to the decry in public or more than two times of notice of criticism by the stock exchange during the most recent three years;

(3) having not been determined to be banned from entering the securities market by the China Securities Regulatory Commission, which has not been lifted;

(4) having not been during the period that is publicly identified as not suitable to serve as directors of listed companies by the stock exchange.

The cut-off date for the above periods shall be the date of the Shareholders' General Meeting at which the relevant resolutions for the nomination of directors are considered.</td></tr>
</table>

Original Articles	Amended Articles
Article 27: The following procedures shall be followed for selecting the non-independent directors: …… (4) If a shareholder or the Board of Supervisors, who is consistent with the conditions stipulated in the Articles of Association, put(s) forth an extempore motion for the election of a non-independent director to the Shareholders' General Meeting, the written notice of the intention to nominate a candidate for the position of non-independent director and of the nominee indicating his or her willingness to accept the nomination as well as relevant written materials on the nominee as mentioned in above in item (1) of this Article shall be delivered to the Company to enable it having enough time to deliver the relevant notice and materials to shareholders in at least 14 days before the date of the Shareholders' General Meeting.	Article 27: The following procedures shall be followed for selecting the non-independent directors: …… (4) If a shareholder or the Board of Supervisors, who is consistent with the conditions stipulated in the Articles of Association, put(s) forth an extempore motion for the election of a non-independent director to the Shareholders' General Meeting, the written notice of the intention to nominate a candidate for the position of non-independent director and of the nominee indicating his or her willingness to accept the nomination as well as relevant written materials on the nominee as mentioned in above in item (1) of this Article shall be delivered to the Company **at least 15 working days** before the date of the Shareholders' General Meeting.
Article 30: A person holding the position of independent non-executive director shall satisfy the basic conditions set forth below: …… (4) having at least five years of experience in law, economics or other work experience required for performing the duties and responsibilities of an independent director; ……	Article 30: A person holding the position of independent non-executive director shall satisfy the basic conditions set forth below: …… (4) having at least five years of experience in law, economics, **accounting, finance, management, non-ferrous metals industry** or other work experience required for performing the duties and responsibilities of an independent director; ……

Original Articles	Amended Articles
Article 31: The independent director must have the independence provided in the applicable laws, administrative regulations and rules, regulations or the Articles of Association and/or the relevant Listing Rules, the following persons may not serve as independent directors: (1) persons holding a position in the Company or a subsidiary thereof and their lineal relatives and major social relations (the lineal relatives refer to the spouse, parents and children; the major social relations refer to the brothers and sisters, father-in-law and mother-in-law, daughter-in-law, son-in-law, the spouses of brothers and sisters, as well as the spouse's brothers and sisters); (2) natural person shareholders who directly or indirectly hold at least 1 percent of the outstanding shares of the Company or who rank among the top ten shareholders of the Company, and their lineal relatives; (3) persons who hold positions of senior management in entities that directly or indirectly hold at least 5 percent of the outstanding shares of the Company or that rank among the top five shareholders of the Company, and their lineal relatives; (4) persons who, at any time during the immediately preceding period of one year, have fallen into any of the three categories listed above;	Article 31: The independent director must have the independence provided in the applicable laws, administrative regulations and rules, regulations or the Articles of Association and/or the relevant Listing Rules, the following persons may not serve as independent directors: (1) persons holding a position in the Company **or a subsidiary thereof** and their lineal relatives and major social relations (the lineal relatives refer to the spouse, parents and children; the major social relations refer to the brothers and sisters, father-in-law and mother-in-law, daughter-in-law, son-in-law, the spouses of brothers and sisters, as well as the spouse's brothers and sisters); (2) natural person shareholders who directly or indirectly hold at least 1 percent of the outstanding shares of the Company or who rank among the top ten shareholders of the Company, and their lineal relatives; (3) persons who hold positions of senior management in entities that directly or indirectly hold at least 5 percent of the outstanding shares of the Company or that rank among the top five shareholders of the Company, and their lineal relatives; **(4) persons who hold positions in the de facto controller of the Company and its subsidiaries;**

Original Articles	Amended Articles
(5) persons who provide financial, legal, consultancy or other such services to the Company or its subsidiaries; (6) other persons that the authorities in charge of securities specify may not serve as an independent non-executive director; (7) other personnel stipulated in the Articles of Association.	**(5) persons who provide financial, legal, consultancy or other such services to the Company and its controlling shareholders or their respective subsidiaries, including all members of the project team, reviewers at all levels, persons who sign the report, partners and main responsible persons of the intermediary institutions that provide services;** **(6) a person who serves as a director, supervisor or senior management officer in an entity that has material business dealings with the Company and its controlling shareholders or their respective subsidiaries, or a person who serves as a director, supervisor or senior management officer in the controlling shareholders of such entity;** **(7)** persons who, at any time during the immediately preceding period of one year, have fallen into any of the **six** categories listed above; **(8)** other persons that the authorities in charge of securities and **the stock exchanges** specify **are not independent or** may not serve as an independent non-executive director; **(9)** other personnel stipulated in the Articles of Association.

Original Articles	Amended Articles
Article 32: The nomination, election and replacement of independent directors shall be carried out in accordance with the laws and norms: …… (5) If a shareholder alone or shareholders together holding at least 3 percent of the voting rights in the Company or the Board of Supervisors put(s) forth an extempore motion for the election of an independent director, the written notice of the intention to nominate a candidate for the position of independent director and of the nominee indicating his or her willingness to accept the nomination as well as relevant written materials on the nominee as mentioned in above in item (1) and (2) of this Article shall be delivered to the Company to enable it having enough time to deliver the relevant notice and materials to shareholders in at least 14 days before the date of the Shareholders' General Meeting; ……	Article 32: The nomination, election and replacement of independent directors shall be carried out in accordance with the laws and norms: …… (5) If a shareholder alone or shareholders together holding at least 3 percent of the voting rights in the Company or the Board of Supervisors put(s) forth an extempore motion for the election of an independent director, the written notice of the intention to nominate a candidate for the position of independent director and of the nominee indicating his or her willingness to accept the nomination as well as relevant written materials on the nominee as mentioned in above in item (1) and (2) of this Article shall be delivered to the Company to enable it having enough time to deliver the relevant notice and materials to shareholders in at least 14 days before the date of the Shareholders' General **Meeting**; ……

Original Articles	Amended Articles
(8) If an independent director fails on three consecutive occasions to personally attend a meeting of the Board of Directors, the Board of Directors shall request that the Shareholders' General Meeting replace him or her. An independent director may not be removed without cause before the expiration of his or her term, unless any of the circumstance mentioned in the preceding paragraph or a circumstance, under which a person may not hold the position of director specified in the laws, administrative regulations and rules, as well as these Articles of Association, arises. If an independent director is removed before the expiration of his or her term, the Company shall disclose his or her removal as a matter for special disclosure. If the removed independent director is of the opinion that the Company's grounds for removing him or her are not justified, he or she may make a public statement to that effect;	(8) If an independent director fails on **two** consecutive occasions to personally attend a meeting of the Board of Directors, **or the number of their non-attendance at board meetings in person accounted for more than one-third of the number of board meetings during the said year**, the Board of Directors shall request that the Shareholders' General Meeting replace him or her. An independent director may not be removed without cause before the expiration of his or her term, unless any of the circumstance mentioned in the preceding paragraph or a circumstance, under which a person may not hold the position of director specified in the laws, administrative regulations and rules, as well as these Articles of Association, arises. If an independent director is removed before the expiration of his or her term, the Company shall disclose his or her removal as a matter for special disclosure. If the removed independent director is of the opinion that the Company's grounds for removing him or her are not justified, he or she may make a public statement to that effect;

Original Articles	Amended Articles
Article 34: In addition to the functions and powers granted to directors under the Company Law, other the laws, administrative regulations and rules, as well as these Articles of Association, independent directors shall have the following special functions and powers: (1) the connected transactions (as determined based on the criteria issued by the stock exchange or the competent regulator from time to time) **and the engagement or dismissal of an accounting firm** shall be reviewed by the Board of Directors or the Shareholders' General Meeting in accordance with laws, regulations and/or the relevant Listing Rules; it shall be submitted to the Board of Directors for discussion after being approved by more than 50 percent of the independent directors in accordance with such provisions. A resolution by the Board of Directors on a connected transaction shall enter into effect only once the independent non-executive directors have signed the same. Before rendering their judgment, independent non-executive directors may engage an intermediary organization to issue an independent financial consultant report for use as a basis for rendering their judgment; (2) proposing the engagement or dismissal of an accounting firm to the Board of Directors;	Article 34: In addition to the functions and powers granted to directors under the Company Law, other the laws, administrative regulations and rules, as well as these Articles of Association, independent directors shall have the following special functions and powers: (1) the **material** connected transactions (as determined based on the criteria issued by the stock exchange or the competent regulator from time to time) shall be reviewed by the Board of Directors or the Shareholders' General Meeting in accordance with laws, regulations and/or the relevant Listing Rules; it shall be submitted to the Board of Directors for discussion after being approved by more than 50 percent of the independent directors in accordance with such provisions. A resolution by the Board of Directors on a connected transaction shall enter into effect only once the independent non-executive directors have signed the same. Before rendering their judgment, independent non-executive directors may engage an intermediary organization to issue an independent financial consultant report for use as a basis for rendering their judgment; (2) proposing the engagement or dismissal of an accounting firm to the Board of Directors;

Original Articles	Amended Articles
(3) proposing to the Board of Directors the calling of an extraordinary Shareholders' General Meeting; (4) proposing the calling of meetings of the Board of Directors; (5) independently engaging external auditors and consultants; ……	(3) proposing to the Board of Directors the calling of an extraordinary Shareholders' General Meeting; (4) proposing the calling of meetings of the Board of Directors; **(5) independently engaging intermediaries to express professional opinions when necessary at the expense of the Company;** …… **The independent directors independently engage external auditors and advisory bodies to conduct audits and consultations on specific matters of the Company, which shall be at the expense of the Company.**

Original Articles	Amended Articles
Article 35: In addition to performing the duties and responsibilities mentioned above, independent directors shall express their independent opinions to the Board of Directors or the Shareholders' General Meeting on the following matters: (1) the nomination or removal of directors; (2) the engagement or dismissal of senior management staff; (3) the remuneration of the Company's directors and senior management staff; (4) matters which may, in an independent non-executive director's opinion, harm the rights and interests of small and medium shareholders; (5) major financial transactions that occur between the Company (including its subsidiaries) and the related parties (including the shareholders and associated companies), or the connected transactions to be reviewed and approved in accordance with relevant Listing Rules by the shareholders; (6) the failure by the Board of Directors to prepare a plan for the distribution of profits in cash; (7) other matters specified in the applicable laws and regulations, as well as these Articles of Association.	Article 35: In addition to performing the duties and responsibilities mentioned above, independent directors shall express their independent opinions to the Board of Directors or the Shareholders' General Meeting on the following matters: (1) the nomination or removal of directors; (2) the engagement or dismissal of senior management staff; (3) the remuneration of the Company's directors and senior management staff; **(4) engagement or dismissal of accounting firms;** **(5) making changes to accounting policies, accounting estimates or corrections of significant accounting errors for reasons other than changes in accounting standards;** **(6) the accounting firm issuing non-standard unqualified audit opinions on the financial accounting reports and internal controls of the Company;** **(7) evaluation reports on internal controls;** **(8) the proposal for change of commitment by the relevant parties;** **(9) the impact of the issuance of preference shares on the rights and interests of various shareholders of the Company;** **(10) the formulation of profit distribution policy, profit distribution plan and cash dividend plan, and the failure of the Board of Directors of the Company to make a cash profit distribution proposal;**

Original Articles	Amended Articles
	(11) significant capital transactions between the Company and its shareholders or its related enterprises, and significant matters such as related party transactions, provision of guarantees (excluding guarantees provided for subsidiaries within the scope of the consolidated financial statements), entrustment of wealth management, provision of financial assistance, use of proceeds, investment in shares and derivatives of shares, etc. that need to be disclosed; (12) major asset reorganisation plans, management buyouts, share incentive schemes, employee share ownership schemes, share buy-back schemes and capital offsets by related parties of listed companies; (13) the Company intending to decide that its shares will no longer be traded on the stock exchange(s); (14) any existing or new loans or other financial dealings with the Company by its shareholders, actual controller and its related enterprises in an aggregate amount of more than RMB3 million or more than 5% of the Company's latest audited net asset value, and whether the Company has taken effective measures to recover the outstanding amounts; (15) matters which, in the opinion of the independent directors, may prejudice the legitimate interests of the minority shareholders; (16) other matters required by the laws and regulations, the CSRC, the relevant regulations of the stock exchange(s) or the Articles of Association.

Original Articles	**Amended Articles**
Article 37: The Board of Directors shall be accountable to the Shareholders' General Meeting and exercise the following functions and powers: (1) to convene Shareholders' General Meetings and to report on its work to the Shareholders' General Meeting; (2) to implement the resolutions of the Shareholders' General Meeting; (3) to decide on the business plans and investment plans of the Company; (4) to formulate the annual financial budgets and final accounts of the Company; (5) to determine the Company's annual **loan** financing plan; (6) to formulate the profit distribution plans and plans for making up losses of the Company; (7) to formulate plans for the Company's debt and financial policies, the increase or reduction of the registered capital of the Company and plans for the issue of corporate bonds and other securities; (8) to draft plans for major acquisitions or disposals of the Company, as well as the merger, division or dissolution of the Company;	Article 37: The Board of Directors shall be accountable to the Shareholders' General Meeting and exercise the following functions and powers: (1) to convene Shareholders' General Meetings and to report on its work to the **Shareholders'** General Meeting; (2) to implement the resolutions of the Shareholders' General Meeting; (3) to decide on the business plans and investment plans of the Company; (4) to formulate the annual financial budgets and final accounts of the Company; (5) to determine the Company's annual financing plan; (6) to formulate the profit distribution plans and plans for making up losses of the Company; (7) to formulate plans for the Company's debt and financial policies, the increase or reduction of the registered capital of the Company and plans for the issue of corporate bonds and other securities; (8) to draft plans for major acquisitions or disposals of the Company, **the buyback of the Company's own shares, or** the merger, division**, split** or dissolution of the Company;

Original Articles	Amended Articles
(9) to make decision on the security not subject to the approval of the Shareholders' General Meeting, in accordance with the laws, the administrative regulations and rules, as well as these articles of association;	(9) to make decision on the security not subject to the approval of the Shareholders' General Meeting, in accordance with the laws, the administrative regulations and rules, as well as these articles of association;
(10) to decide on such matters as the Company's investments in third parties, purchase and sale of assets, asset mortgages, entrustment of financial services, connected transactions, etc., to the extent authorized by the Shareholders' General Meeting;	(10) to decide on such matters as the Company's investments in third parties, purchase and sale of assets, asset mortgages, entrustment of financial services, connected transactions, **external donation**, etc., to the extent authorized by the Shareholders' General Meeting;
(11) to decide on the establishment of the Company's internal management organization;	**(11) to review and approve the Company's annual social responsibility and environmental, social and governance report (Environmental, Social and Governance Report under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, hereinafter referred to as the "ESG Report"); to decide on the Company's major environmental, social and governance matters within the scope of authorization of the Shareholders' General Meeting;**
(12) to engage or dismiss the Company's Manager; to engage or dismiss such senior management staff as the Senior Deputy Manager, the Deputy Manager, the Chief Accountant, as proposed by the Manager; **to engage or dismiss the Secretary to the Board** and decide on matters relating to their remuneration;	**(12)** to decide on the establishment of the Company's internal management organization;

Original Articles	Amended Articles
(13) to decide on the establishment of the Company's branches' organization; (14) to formulate amendments to these Articles of Association; (15) to formulate the basic management systems of the Company; (16) to formulate share incentive schemes; (17) to make decision on the Company's other major affairs and administrative affairs and other important agreements signed, except for the matters to be considered at the Shareholders' General Meeting in accordance with the provisions of the Company Law and these Articles of Association; (18) to make decision on the matters in relation to buyback of shares of the Company under the circumstances set forth in items (5) and (6) of the Article 30;	**(13)** to engage or dismiss the Company's **President, Secretary to the Board;** to engage or dismiss **Senior Vice Presidents, Vice Presidents**, Chief Accountant, **General Counsel** of the Company, as proposed by the **President**; to decide on the remuneration **and rewards and punishments** of **senior management, and to implement contractual management in accordance with the labour contract;** **(14)** to decide on the establishment of the Company's branches' organization; **(15)** to formulate amendments to these Articles of Association; **(16)** to formulate the basic management systems of the Company; **(17)** to formulate equity incentive plans, **employee stock ownership plans or other share-based compensation (such as allotment or share options) granted to employees;** **(18)** to make decision on the Company's other major affairs and administrative affairs and other important agreements signed, except for the matters to be considered at the Shareholders' General Meeting in accordance with the provisions of the Company Law and these Articles of Association;

Original Articles	Amended Articles
(19) other functions and powers provided for in these Articles of Association or granted by the Shareholders' General Meeting. Resolutions by the Board of Directors on the matters referred to in the preceding paragraph shall, unless otherwise provided in laws or these Articles of Association, be passed by the affirmative vote of more than one half of all of the directors with the exception of resolutions on the matters referred to in items (7), (8), (9), (14), (16) and (18) which shall require the affirmative vote of at least two-thirds of all of the directors for adoption.	**(19)** to make decision on the matters in relation to buyback of shares of the Company under the circumstances set forth in items (5) and (6) of the Article 30; **(20)** other functions and powers provided for in these Articles of Association or granted by the Shareholders' General Meeting. Resolutions by the Board of Directors on the matters referred to in the preceding paragraph shall, unless otherwise provided in laws or these Articles of Association, be passed by the affirmative vote of more than one half of all of the directors with the exception of resolutions on the matters referred to in items (7), (8), (9), **(15)**, **(17)** and **(19)** which shall require the affirmative vote of at least two-thirds of all of the directors for adoption.
Article 57: In the case of one of the following circumstances, the Chairman of the Board shall convene and preside over the extraordinary meeting within 10 working days after the Chairman of the Board personally receives the proposal or the requirements of the securities regulatory authorities; the extraordinary meeting is not limited to the aforementioned meeting notice period in Article 55, if: …… (6) it is proposed by the Manager of the Company; (7) it is required to be convened by the securities regulatory department under the State Council; (8) other circumstances stipulated in the Articles of Association.	Article 57: In the case of one of the following circumstances, the Chairman of the Board shall convene and preside over the extraordinary meeting within 10 working days after the Chairman of the Board personally receives the proposal or the requirements of the securities regulatory authorities; the extraordinary meeting is not limited to the aforementioned meeting notice period in Article 55, if: …… (6) it is proposed by the **President** of the Company; (7) it is required to be convened by the securities regulatory department under the State Council; (8) other circumstances stipulated in the Articles of Association.

Original Articles	Amended Articles
Article 62: The directors shall fill in the receipt or the letter of authorization after the receipt of the notice and fax the receipt or the letter of authorization two days before the meeting of the Board of Directors; the original receipt or the letter of authorization shall be served before the meeting.	Article 62: The directors shall fill in the receipt or the letter of authorization after the receipt of the notice and fax the receipt or the letter of authorization to **the Office of the Board** two days before the meeting of the Board of Directors; the original receipt or the letter of authorization shall be served before the meeting.
Article 69: The following matters shall be shall be subject to the affirmative vote of at least two-thirds of the members of the Supervisory Committee: …… (2) to draft plans for major acquisitions or disposals of the Company, **as well as** the merger, division or dissolution of the Company; (5) to formulate share incentive schemes;	Article 69: The following matters shall be shall be subject to the affirmative vote of at least two-thirds of the members of the Supervisory Committee: …… (2) to draft plans for major acquisitions or disposals of the Company, **the buyback of the Company's own shares**, or the merger, division, **split** or dissolution of the Company; …… (5) to formulate **employee stock ownership plans,** share incentive schemes**, or other share-based compensation (such as allotment or share options, etc.) granted to employees**; **(6) to decide on the repurchase of shares of the Company in the circumstances set out in Items (5) and (6) of Article 30 of the Articles of Association.**
Article 70: Votes at a meeting of the Board of Directors shall be taken by a show of hands; if there are more than two directors proposing to adopt the ballot, votes for special resolution shall be taken by a ballot.	Article 70: Votes at a meeting of the Board of Directors shall be taken by a show of hands **or voice vote;** if there are more than two directors proposing to adopt the ballot, votes for special resolution shall be taken by a ballot.

Original Articles	Amended Articles
Article 73: The following principles shall be followed to appoint directors or accept the appointment to attend the meetings of the Board of Directors: …… (3) Directors shall not fully appoint other directors to attend the meetings under the condition that their personal opinions and voting intentions on the proposals are not described; relevant directors shall not accept the appointment with full powers and the appointment with unclear authorization; otherwise, the appointment is invalid; (4) Any director shall not be appointed as the proxy to attend the same board meeting by more than two directors; any director shall not appoint the directors who have been appointed by more than two directors to attend the meeting.	Article 73: The following principles shall be followed to appoint directors or accept the appointment to attend the meetings of the Board of Directors: …… **(3) An outside director shall not appoint a non-outside director to attend on his/her behalf;** **(4)** Directors shall not fully appoint other directors to attend the meetings under the condition that their personal opinions and voting intentions on the proposals are not described; relevant directors shall not accept the appointment with full powers and the appointment with unclear authorization; otherwise, the appointment is invalid; **(5)** Any director shall not be appointed as the proxy to attend the same board meeting by more than two directors; any director shall not appoint the directors who have been appointed by more than two directors to attend the meeting.
Article 87: The directors shall be liable for the resolutions of the Board of Directors. If a resolution of the Board of Directors is in violation of laws, administrative regulations or these Articles of Association, thereby causing the Company to sustain a material loss, the directors who took part in the resolution shall be liable to the Company for damages. However, if a director is proved to have expressed his opposition to such resolution when it was put to the vote, and such opposition is recorded in the minutes of the meeting, such director may be released from such liability.	Article 87: The directors shall be liable for the resolutions of the Board of Directors. If a resolution of the Board of Directors is in violation of laws, administrative regulations or these Articles of Association, thereby causing the Company to sustain a material loss, the directors who took part in the resolution shall be liable to the Company for damages. However, if a director is proved to have expressed his opposition to such resolution and **casts a dissenting vote** when it was put to the vote, and such opposition is recorded in the minutes of the meeting, such **director** may be released from such liability.

* The Rules of Procedures for the Board Meeting and its proposed amendments were written in Chinese, without formal English version. As such, any English translation shall be for reference only. In the case of any discrepancies, the Chinese version shall prevail.